**ANNUAL REPORT**
**OF**
**MIVIUM, INC.**



**FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025**

| Address for Notices and Inquiries: | With a Copy of Notices to: |
|---|---|
| Eric Tsai | Louis A. Bevilacqua, Esq. |
| Principal Executive Officer | Bevilacqua PLLC |
| Mivium, Inc. | 1050 Connecticut Ave., NW, Suite 500 |
| 48834 Kato Road #107A | Washington, DC 20036 |
| Fremont, CA 94538 | 202.869.0888 |
| 949.378.7672 | lou@bevilacquapllc.com |
| eric@mivium.com | |

This Annual Report on Form C-AR, referred to as the Annual Report, is being furnished by Mivium, Inc., a Delaware corporation, which we refer to as the Company, we, us, or our, and similar terms, for informational purposes only to satisfy the ongoing annual reporting obligations under Rule 202 of Regulation Crowdfunding promulgated under the Securities Act of 1933, as amended, or the Securities Act, with respect to the fiscal year ended December 31, 2025. This Annual Report does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and is not part of, and shall not be deemed to incorporate or supplement, any offering document of the Company. A copy of this report may be found on our website at https://www.mivium.com/.

The Company previously sold shares of its common stock, par value $0.0001 per share, referred to as the Common Stock or shares, pursuant to its Offering Statement on Form C, as amended, filed with the U.S. Securities and Exchange Commission, or SEC, on September 4, 2024, which we refer to as the Offering Statement. We refer to that completed offering as the 2024-2025 Reg CF Offering. The 2024-2025 Reg CF Offering was conducted through Equifund Crowd Funding Portal Inc., the Intermediary, and its crowdfunding platform available at www.equifund.com and each subdomain thereof, referred to as the Platform, and was terminated following a final closing on April 18, 2025. The 2024-2025 Reg CF Offering is described herein solely for historical and disclosure purposes; this Annual Report is not, and shall not be construed as, an offer or solicitation with respect to such offering or any other securities of the Company.

Our securities have not been recommended or approved by the SEC or any state securities commission or regulatory authority, and no such regulatory authority or commission has passed upon the accuracy or adequacy of this Annual Report and the information presented herein. You should assume that the information provided herein is accurate only as of the date hereof, because our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreement or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. There are risks associated with our business, including the risks resulting from the lack of a readily available market for the resale of our shares. See "Risk Factors" beginning on page 13 for more information. We may terminate our reporting obligations under Regulation Crowdfunding in the future in accordance with Rule 202(b)thereof, so long as (i) we are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (ii) we have filed at least one annual report and have fewer than 300 holders of record, (iii) we have filed annual reports for three years and have assets equal to or less than $10,000,000, (iv) all the securities sold in our offering under Regulation Crowdfunding are repurchased by the Company or a third-party, or (v) we are liquidated or dissolved.

**The date of this Annual Report is April 30, 2026**

**TABLE OF CONTENTS**

**TABLE OF EXHIBITS**

# CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to us. Specifically, all statements other than statements of historical facts are forward-looking statements. These forward-looking statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about our goals and strategies, our future business development, financial condition and results of operations, our ability to secure additional funding necessary for the expansion of our business, the growth of and competition trends in our industry, our expectations regarding the popularity, demand for, and market acceptance of, our products and of our services, our ability to maintain strong relationships with our customers, clients and service suppliers, our ability and third parties' abilities to protect intellectual property rights, if any, fluctuations in general economic and business conditions in the markets in which we operate, and relevant government policies and regulations relating to our industry.

In some cases, you can identify forward-looking statements by terms such as "may", "could", "will", "should", "would", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential", "project", or "continue" or the negative of these terms or other comparable terminology. You should note that these statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading "*Risk Factors*" and elsewhere in this Annual Report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. None of the forward-looking statements contained herein is a guarantee of future performance.

In addition, statements that "we believe" and similar phrases reflect our beliefs and opinions on the relevant subject. Such statements are based upon information available to us as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. You should read this Annual Report and the documents that we reference herein and have filed as exhibits hereto with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect and have stated herein As such, we qualify all of our forward-looking statements by these cautionary statements.

727800.6

# OUR BUSINESS

Our corporate name is Mivium, Inc. and we were incorporated in the state of Delaware on July 1, 2022. As of the date hereof, we do not have any subsidiaries.

We are an early-stage material science development company focused on the development of a next or third-generation wide bandgap (WBG) semiconductor material with a low carbon imprint. We have no products, manufacturing facilities, suppliers, customers, or revenues to date. We use patented technology that was initially licensed to us by Proto Materials, LLC, which was a limited liability company owned by Jim Qiu, our Chief Product Officer. On March 20, 2024, we acquired Proto Materials through a merger of Proto Materials with and into our company with our company being the surviving entity. As a result of this merger, we now own the patented technology directly instead of through a license. Our business plan is aimed at advancing innovative WBG semiconductor materials that are ethically sourced, non-toxic and that will be manufactured through sustainable and socially responsible practices.

Our planned deep tech approach is expected to deliver WBG semiconductor materials, such as gallium nitride or GaN particles and substrates, and the ultra-wide bandgap (UWBG) subset of WBG semiconductor materials, such as aluminum gallium nitride or AlGaN, aluminum nitride or AlN, along with other WBG, photonic, spintronic, and quantum materials, with superior quality and particle uniformity at economic scale that helps to reduce heat and power consumption from electronic devices that they will be incorporated into to meet the challenges of climate change and the demand for energy-efficient devices.

With the emphasis on bringing manufacturing back to the U.S., particularly for semiconductors, while minimizing environmental impact, we plan to manufacture all future products at yet-to-be-built facilities in the U.S., powered by renewable energy sources. To achieve this goal, our first step is to optimize our patented technology through Research and Development efforts and validate its scientific foundation. Once the technology is optimized, we can potentially commercialize it by constructing a manufacturing facility. As a result, we do not anticipate generating revenue in the foreseeable future and will continue to rely on additional financing to sustain our operations and execute our business plan.

We intend to market our WBG semiconductor materials to companies that require such materials for integration into their chips and next generation electronic and industrial products. While the production reliability and cost of GaN has challenged its fast adoption, we believe that our process and our management's 20 plus years of proven research and development expertise in material science, semiconductor engineering, advanced manufacturing technology, automation, and molecular quantum mechanics, will enable us to deliver high quality GaN particles and substrates at economies of scale, previously considered impossible, and remove these obstacles.

We have continued to implement the business plan described in our Offering Statement since the final closing of our 2024–2025 Regulation Crowdfunding Offering, and at this time, we have no material changes to our business to report.

## Our Industry

Semiconductors are a crucial element in modern electronics, making up an important component of many commonly used electronic devices including smartphones, tablets, and PCs - essentially all modern devices that many of us have become so highly dependent on in everyday life. As one might expect due to their central importance, the semiconductor industry is extensive and competitive.

A semiconductor is a substance that conducts electricity under some but not all circumstances. Manufacturers are able to customize the conductivity of a semiconductor, such as introducing a sensitivity to heat or light, or altering conductivity based on the direction of the current. Notable semiconductor chip makers include Intel and Samsung Electronics, with Intel generating 58.4 billion U.S. dollars and Samsung generating 65.6 billion U.S. dollars in semiconductor revenue in 2022, placing them among the largest companies in terms of semiconductor industry revenues.

In the last few decades, semiconductors have evolved from the first to third generation as technological advancement phases out traditional semiconductors deemed as less effective in high power applications. At present, the materials with the most development potential are WBG semiconductors, such as GaN and silicon carbide (SiC), which fall

under the third-generation category — presenting far superior physical properties that replace the first-generation materials (silicon and germanium) and second-generation materials (gallium arsenide and aluminum arsenide).

Third-generation semiconductors using GaN are suitable for making high temperature, high frequency, radiation resistant and high-power devices, including satellites, radar systems, electric vehicles, communication devices and fast charging for mobile phones, tablets, and laptops, and Artificial Intelligence or AI. Compared with traditional fast charging, GaN fast charging has higher power density, so charging speed is faster within a smaller package that is easier to carry. These advantages have proven attractive to many OEMs and ODMs and several have started rapidly developing this material.

Most of the world's semiconductor materials are produced overseas using chemical solvents and other methods which leave behind impurities and pollutants. For example, on average each fabrication facility or fab, including the fab facilities in the U.S. generate 60,000 tons of waste per year, 36,000 tons of hazardous material waste per year, over 4 trillion gallons of water per year and over 2 million kilowatt-hours of energy per year. There are over 500 such fabs in the world, they have an ongoing impact to the environment every day.

Although the semiconductor industry has a huge carbon footprint, it is estimated that by the beginning of 2030 all of the newest technologies will have some components requiring third-generation semiconductor materials.


Reaching Limits & What's Next: Semiconductor Generations
MIVIUM
THE PROBLEM of the semiconducting silicon chip is that it has reached its limit. Silicon device miniaturization causes problems related to electron mobility, degradation due to heat, and unstable behavior. In addition, silicon cannot satisfy the requirements of a new generation of high-power, high-efficiency and strategic electronic applications such as: electric vehicles, satellites, renewable energy, photonics, quantum computing and high computational power for artificial intelligence.
OUR OPPORTUNITY to solve the world's toughest semiconductor challenges and accelerate the world's transition to next-gen materials.
1st Generation
2nd Generation
3rd Generation
1948. The First Semiconductor
Historically, the first decade of semiconductor electronics was based entirely on germanium.
1957. Silicon Age Begins
The "Silicon Age" refers to the late 20th century to early 21st century (also known as the Digital Age or Information Age), similar to how the Stone Age, Bronze Age and Iron Age were defined by the dominant materials during their respective ages of civilization.
1969. Rise of Photonics
The invention of the semiconductor laser, the 'transistor of integrated photonics'.
1970. Military-grade Electronics
Growth method of GaAs single crystals was reported in the late 60s and kicked off a new generation of military and aerospace electronic equipment.
1993 – Power Electronics
Silicon carbide was considered a semiconductor in both research and early mass production providing advantages for fast, high-temperature and high-voltage devices.
2014 – Greatest Benefit to Mankind
Shuji Nakamura and his two colleagues demonstrated a GaN-based method to produce the perfect light source and won the Nobel Prize in Physics as an "invention of greatest benefit to mankind."
© Copyright 2024 Mivium, Inc.



**Our Future Products and Services**

*Future Products*

Our primary planned products will include manufacturing materials for semiconductors such as GaN particles and substrates. GaN is a semiconductor material with a wide band gap of 3.40 eV (electron volt). The width of the forbidden band determines the difficulty of electronic transition and is one of the determinants of the conductivity of semiconductors. The wider the band gap, the closer the semiconductor material is to the insulator, and the stronger the stability of the device. Therefore, ultra-wide band gap semiconductors can be used in special environments such as high temperature, high power, high frequency and radiation resistance. GaN has a high electron saturation rate, which is 2.5 times that of silicon and 2 times that of gallium arsenide. At the same time, GaN has the characteristics of high critical magnetic field and high electron mobility. It is also the best choice for UHF (ultra-high frequency), power devices or equipment.

*GaN particles*

GaN particles are the most upstream and source products of GaN series. The high-purity and mass production of GaN particles has a far-reaching impact on downstream products. GaN particles are one of the best precursors for the preparation of GaN single crystal substrates. Compared to other precursors, the dislocation rate of GaN single crystal substrate is reduced by at least two orders of Ammonothermal or AM. Using GaN particles, high-end luminescent phosphors are prepared, and their luminous efficiency or intensity is hundreds of times higher than that of traditional phosphors.

GaN particles are expected to be sold based on the quality and purity of the material:

- Mivium 3N GaN Particle (99.9% gallium nitride particles)

- Mivium 4N GaN Particle (99.99% gallium nitride particles)

- Mivium 5N GaN Particle (99.999% gallium nitride particles)

*GaN substrate*

A substrate is the basis of Integrated Circuit or IC chip production. Using our patented technology, we expect that gallium will be broken into a large number of molten ultrafine droplets without solvent. The molten gallium droplets with high purity will be introduced into the epitaxial growth chamber and expected to gradually grow to become large-size GaN single crystal blocks. The GaN single crystal blocks will be cut and polished into GaN substrates or wafers.

We expect that GaN substrates will be sold based on the size of the substrate, ranging from 4 inches to 8 inches:

- Mivium 4inch GaN Substrate - 100mm single crystal substrate, ≥450 μm thickness, dislocation: $<1x10^5$

- Mivium 6inch GaN Substrate - 150mm single crystal substrate, ≥500 μm thickness, dislocation: $<1x10^5$

- Mivium 8inch GaN Substrate - 200mm single crystal substrate, ≥500 μm thickness, dislocation: $<1x10^5$

GaN devices offer five key characteristics:

- High dielectric strength

- High operating temperature

- High current density

- High speed switching

- Low on-resistance

These characteristics are properties of GaN, which compared to silicon, offers ten times higher electrical breakdown characteristics, three times the bandgap, and exceptional carrier mobility.

GaN based power devices have the following six characteristics:

- low conduction loss and low impedance;

- fast switching speed and low loss;

- low capacitance and small charge-discharge loss;

- low energy consumption;

- smaller and lighter; and

- lower thermal resistance in high output current and power density environment.

*Future Services*

We intend to provide educational and training services to other companies to assist in the transition to GaN and other third generation semiconductor materials.

**Manufacturing Process**

We are not currently manufacturing GaN, but expect to manufacture GaN in the future. The manufacturing process of GaN involves several steps, including substrate preparation, epitaxial growth, device fabrication, and packaging.

*Substrate Preparation*

GaN substrates are typically grown using one of two methods: hydride vapor phase epitaxy or HVPE or ammonothermal growth. HVPE involves the reaction of gallium chloride and ammonia gas to form GaN crystals on

a substrate, while ammonothermal growth uses high-pressure and high-temperature conditions to grow GaN crystals from a supercritical ammonia solution.

***Epitaxial Growth***

Epitaxial growth is the process of depositing a thin layer of GaN on a substrate. This process is typically done using metal-organic chemical vapor deposition or MOCVD, which involves the reaction of gallium and nitrogen precursors at high temperatures to form a GaN layer.

***Device Fabrication***

After the epitaxial growth process, the GaN wafer is processed to form devices such as transistors, diodes, and LEDs. This process involves several steps, including photolithography, etching, deposition, and metallization.

***Packaging***

The final step in the manufacturing process is the packaging of the devices. This involves mounting the devices on a substrate, wire bonding, and encapsulating the devices with a protective layer.

***Our proposed GaN platform process will include the following steps***:

- Raw gallium will be broken into nano-atomic Ga particles by using non-toxic and mechanical means without the use of any solvents or any chemicals.

- GaN Particles: Nano-atomic structured Ga particles will react with gas to become GaN polycrystalline powders or particles.

- GaN Single Crystal Substrates: Nano-atomic structured Ga particles will be introduced into growth chambers, will react with reaction gas without catalyst, will epitaxially grow on the seed crystals and will gradually become GaN monocrystalline ingots. The GaN ingots will be cut and polished to produce GaN crystal substrates.





Mivium GaN Platform
Mivium product 1 - GaN Particles
Nano-atomic structed Ga particles react with reaction gas without catalyst to become GaN polycrystalline powders or particles.
GaN particle production process
Multiple times of nitriding reaction
micro-nano GaN particles
raw gallium
micro-nano breaking
nano-atomic Ga particles
Gallium is gradually broken into nano-atomic Ga particles by using non-toxic and mechanical means without the use of solvent.
GaN substrate forming process
Reaction & epitaxy growth
Monocrystaline ingot
Slicing monocrystalline ingot to thin blocks
polishing thin blocks
GaN single crystal substrates
Mivium product 2 - GaN Single Crystal Substrates
Nano-atomic structed Ga particles are introduced into growth chambers, react with reaction gas without catalyst, epitaxially grow on the seed crystals, and gradually become GaN monocrystalline ingots. The GaN ingots are cut and polished to become GaN single crystal substrates.

**R&D Lab**

We currently do not have any manufacturing facilities, but we plan to build them in the future. Our first facility will be designed and operated based on insights and optimizations developed through our R&D lab. This is why we are working towards validating our patented technology in order to determine the type of facility we need to build. We believe this current R&D lab will enable the team to learn and optimize the apparatus setup, process improvements, and output optimization to then conduct the first pilot production.

Our R&D lab serves as the core resource underpinning Mivium's commercial strategy. Rather than prioritizing the construction of a wholly owned large-scale manufacturing facility, we intend to utilize the R&D lab as the central platform for advancing our patented technology and validating our processes in preparation for partnerships with strategically aligned entities. We are not ruling out building a facility to further our R&D activities; however, our near-term capital and operational focus is on partnership-driven commercialization rather than independent facility development.

The R&D lab is intended to be capable of proving out the efficacy of GaN as a new base material (substrate) that can be used in the development and production of the world's most advanced and forward-looking electronic, photonic, and quantum devices. Insights and optimizations developed through our R&D lab will serve as the technical foundation for joint development and joint venture arrangements with prospective partners, enabling us to progress our powders and substrates toward commercial-scale production.

Beginning in November 2025, we have engaged in active conversations with prospective strategic partners to explore joint development and joint venture opportunities aimed at advancing the commercial production and usage of our GaN powders and substrates. In March 2026, we engaged an additional prospective partner entity. These engagements are intended to progress our technology downstream through pilot programs designed to drive commercialization, with the goal of establishing collaborative manufacturing and commercialization pathways without requiring Mivium to independently finance and construct large-scale production facilities at this stage. Subject to the successful formation of one or more partnerships, we anticipate the following phased commercialization milestones, which may be pursued through joint ventures, licensing arrangements, or co-development agreements:

- Phase 1 (Target: 2026–2027): GaN Particles – Initial pilot production through joint development partnerships

- Phase 2 (Target: 2027–2028): GaN Substrate (4" wafer) – Pilot-scale substrate manufacturing via partner facilities

- Phase 3 (Target: 2028–2029): GaN Substrate (6" wafer) – Scale-up through joint venture or licensed manufacturing

- Phase 4 (Target: 2029–2030): AlGaN particles & substrates – Expanded product line via partner-driven production

- Phase 5 (Target: 2030+): AlN particles & substrates – Broader materials portfolio commercialization

We expect that partnership arrangements will generate significant synergies, including shared resources, economies of scale, access to established testing and manufacturing infrastructure, and reduced capital requirements compared to independent facility development. These arrangements are expected to lower our execution risk and accelerate our path to commercialization.

**Market Opportunity and Customers**

Smartphones represent an important market for the semiconductor industry, especially as these devices become more advanced and able to support 5G, artificial intelligence, and immersive technology applications. In 2022, semiconductors for smartphones accounted for around 23 percent of industry revenue, with a further 19 percent of the semiconductor market assigned to other personal computing devices. Servers and data centers are set to become an even more important opportunity, with GPUs being deployed for hardware accelerations, as well as the training and running of generative AI applications such as ChatGPT. Finally, industrial, and automotive applications are also expected to experience increased demand: as manufacturing facilities and vehicles become smarter and ever more connected, the requirement for more advanced semiconductor technology to fulfill these tasks grows. Semiconductors - statistics & facts | Statista (May 16, 2023)

Governments and companies across the entire semiconductor value chain have had to navigate changing demands, supply chain imbalances, and geopolitical factors in recent times. As a result, action plans and policies have had to be established to safeguard the supply of semiconductors. Due to its importance, the semiconductor industry is extensive and competitive: in 2022, global semiconductor sales reached 618 billion U.S. dollars, a rise of more than 30 percent in just two years. However, with a deteriorating global economy and weakening demand from consumer-driven markets, the semiconductor industry must overcome new challenges as it faces a decline in 2023. Semiconductors - statistics & facts | Statista (May 16, 2023)



We expect that our future products will be used by a wide range of companies according to their supply chain and product development strategies. As an illustration, chip manufacturers might purchase our future products for use in their own chip design and for use in their customer product design and auto manufacturers might integrate our future products into their product designs.



**Sales and Marketing**

We expect to begin generating revenue in connection with the commercialization of our GaN powders and substrates as we progress through our partnership development activities. Our sales and marketing strategy is closely aligned with our joint development and joint venture approach: rather than building a direct sales force to support a standalone manufacturing facility, our primary go-to-market channel will be through our strategic partners, who bring established customer relationships, distribution networks, and downstream manufacturing capabilities. We intend to continue attending relevant technology conferences, trade shows, and industry expositions—including the Mivium Expo platform—to educate engineering and product development teams at leading companies on the advantages of incorporating our GaN materials into their products, and to identify and cultivate additional partnership opportunities.

We also plan to market our products and partnership capabilities through our website and social media platforms, and will adjust our marketing spend as we identify the most effective channels. As our partnership programs mature and pilot programs demonstrate commercial viability, we intend to expand our marketing efforts to international markets and additional customer verticals, including AI, data centers, electric vehicles, defense, and advanced communications.

**Growth Strategies**

Our primary growth strategy is to advance our patented GaN technology through strategic partnerships that accelerate downstream commercialization without requiring Mivium to independently finance and construct large-scale manufacturing facilities at this stage. We are actively pursuing joint development agreements and joint venture arrangements with entities that have the infrastructure, technical capability, and market access to bring our GaN powders and substrates to commercial scale. These partnerships are expected to serve as the primary vehicle through which we progress from R&D-stage validation to pilot production and ultimately to full commercialization.

Although it will take several years for us to manufacture our first commercial batch of GaN particles and substrates, we believe our partnership-led model accelerates our timeline compared to an independent facility development approach. Through these partnerships, we plan to conduct pilot programs specifically designed to prove commercial viability and drive adoption among leading companies integrating GaN and next-generation semiconductor materials into their product lines. Companies already incorporating GaN technology include Apple, Raytheon, and many others across AI, defense, electric vehicles, and advanced communications markets. We will continue to engage prospective partners and evaluate opportunities to selectively invest in smaller-scale R&D infrastructure where it supports our technology validation and partnership development objectives.

**Competition**

*Industry Competition*

Our main competitors will be companies in the AI, robotics, and clean electronic tech industries. Many large and well-established companies, as well as smaller and more recent entities, have been manufacturing third-generation semiconductor materials for several years. There are several companies that are leading the way in GaN's research and development, including Cree, Infineon Technologies, Raytheon, Navitas, and Qorvo.

We believe that manufacturers lack the ability to quickly manufacture these materials in large volumes that are high in quality. In our view, at best they can slowly manufacture these materials over months or years using hazardous materials and solvents, high energy and/or growing the material with mixed quality results.

*Our Direct Competition*

Our direct competition includes the following companies:

- Cree, Inc. (US)

- Infineon Technologies (Germany)

- Wolfspeed, Inc.

- Navitas Semiconductor Corp.

- Qorvo, Inc. (US)

- GaN Systems, Inc.

- Transphorm, Inc.

- Raytheon Technologies Corporation

*Our Competitive Strengths*

We believe that our competitive advantage will be in our expected ability to produce GaN and other WBG materials through a more cost-effective, low-overhead, high quality, large production volume, with a non-toxic production process. As a result, we believe that we will effectively compete with existing competitors in this space. Moreover, although many companies claim to have GaN material, we believe that the material is GaN latticed to Si and not a true GaN material which is manufactured on top of Si using a traditional toxic manufacturing process. We believe that this is prevalent with companies such as Navitas that manufacture GaN on Si power adapters. These 50w to 65w chargers are one third the size of the standard power charges and can charge at a much faster rate because GaN has very little heat loss. However, we believe that their GaN material is still built upon Si limiting its quality and true potential.

*Competitive Advantages*

Our expected key advantages over the competition include:

- Manufacturability – We intend to manufacture GaN and other next generation non-toxic materials consistently and reliably without causing any pollution. Generally, we believe that our competitors struggle with these aspects of GaN production.

- Reliability – We believe that once we have established manufacturing facilities, we will be able to produce GaN in high capacity with superior quality and particle uniformity. We believe that our competitors have limited product capacities, and their quality is often inconsistent.

- Complexity – We expect to create a chemical reaction without catalysts or any contaminants. We believe that competitors use a chemical process that includes solvents, catalysts, and other contaminants.

- Cost/Maintenance – We expect that our patented process will result in low manufacturing costs. We believe that our competitors have high manufacturing costs and processes that are also significantly more time-consuming.

- Innovation / IP – We intend to use a patented method and equipment and expect to be able to scale our production. We believe that competitors have limits on batch processing and lack the ability of large-sized substrate production.

The following table compares our expected future product and manufacturing against the existing technologies of our competitors.

| | MIVIUM | Existing Technologies |
|---|---|---|
| Manufacturability | Consistent and repeatable results without any pollution, non-toxic | Inconsistent results outside of lab environment that's toxic and polluting |
| Reliability | High production capacity with superior quality and particle uniformity | Limited production capacity & low quality |
| Complexity | Physical process that creates a chemical reaction without catalysts or other contaminants | Chemical process requires solvent, catalysts & other contaminants |
| Cost / Maintenance | Low manufacturing costs with patented automation processes | High manufacturing costs with manual processes which takes significant time |
| Innovation / IP | Patented method, equipment, and scaling production of 100/150/200mm substrates | Technology limitations of batch and large-size substrate production |

**Sourcing and Suppliers**

We are an early-stage development company and have not secured or entered into negotiations to secure definitive agreements to source materials and equipment necessary to manufacture our intended products as of the date of this Annual Report.

**Intellectual Property**

All of the intellectual property that will be used by us to manufacture our intended products is owned by the Company.

*List of Patents*:

**USA**: United States Patent and Trademark Office Utility Patent of the method and apparatus for producing refractory compound particles and single crystals of Gallium Nitride and various nitrides, carbides, oxides, sulfides, hydrides, and halides, etc.

- US Patent No. 9,926,197 B2: Method and Apparatus for producing compound powders, (PATENT ISSUED) Expected to expire March 2032.

- U.S. Application No.: 17/869,710: Systems and Methods for Fabricating Crystals of Metal Compounds (which was a conversion from U.S. Provisional Application 63/223,731, filed with the U.S. Patent Office to secure a July 20, 2022 filing date.) (PATENT PENDING) Expected to expire July 2041.

**INTERNATIONAL**: PCT* Patent of the method and apparatus for producing refractory compound particles and single crystals of Gallium Nitride and various nitrides, carbides, oxides, sulfides, hydrides, and halides, etc. *(PCT or "Patent Cooperation Treaty" covers up to 157 nations/states including China and Hong Kong)*

- International Application No. PCT/US22/37758: Systems and Methods for Fabricating Crystals of Metal Compounds (which was a conversion from U.S. Provisional Application 63/223,731, filed with the U.S. Patent Office to secure a July 20, 2022 filing date.) (PATENT PENDING) Expected to expire July 2041.

The aforementioned patents were initially licensed to us by Proto Materials, LLC, which was a limited liability company owned by Jim Qiu, our Chief Technology Officer. On March 20, 2024, we acquired Proto Materials through a merger of Proto Materials with and into our company with our company being the surviving entity. As a result of this merger, we now own the patented technology directly instead of through a license.

**Government and Environmental Regulations**

US manufacturers of semiconductor materials are required to comply with a range of governmental regulations related to the environment, worker health and safety, consumer protection, and privacy. Some of the Federal environmental laws we may need to comply with are Resource Conservation and Recovery Act or RCRA; Clean Air Act or CAA; Clean Water Act or CWA; Toxic Substances Control Act or TSCA; and the Emergency Planning and Community Right-to-Know Act or EPRCA. In addition to these Federal laws, we will also be subject to state and local environmental regulations, such as air and water quality standards, hazardous waste management requirements, and land use regulations.

As a US manufacturer of materials for GaN and other WBG materials, we will become subject to a variety of federal, state and local governmental regulations including the use, storage, emission, discharge and disposal of toxic, volatile or otherwise hazardous chemicals that may be used in our intended manufacturing process at or from our future facilities into the air and water and remediation of any contamination, as well as other regulations related to health and safety, consumer protection and privacy.

We intend to comply with all applicable laws and regulations once we commence operations. However, any failure on our part to control the use of, or adequately restrict the discharge of hazardous substances, or otherwise comply with environmental and other laws and regulations could result in significant civil and criminal fines being imposed on us, suspension of production or cessation of our future operations, and third-party personal injury claims. If our suppliers do not comply with applicable laws, we could be subject to adverse government actions and may not be able to import critical supplies.

We will be subject to the laws, licensing requirements, and regulations of several governmental authorities by virtue of our involvement in our planned development of manufacturing facilities. We intend for each proposed facility to be designed, constructed, and operated to meet applicable regulations, development standards, and industry best practices, and will endeavor to minimize and mitigate the impact to threatened or endangered species, habitats, wetlands, cultural resources, and sensitive land use. Prior to and throughout construction of a facility, we plan to incorporate best practices and work closely with relevant County, State, and Federal agencies.

**Legal Proceedings**

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. As of the date of this Annual Report, we are not involved in any legal proceedings known to the Company.

*Our business involves a high degree of risk. The information set forth in this Annual Report has not been recommended or approved by any federal or state securities commission or regulatory authority, and no such authority has passed upon the accuracy or adequacy of this Annual Report. We have listed below, not necessarily in order of importance or probability of occurrence, what we believe to be the significant risk factors applicable to us. However, the risks below do not constitute all the risks that may be applicable to us. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of value to our shareholders' investment. Some of our statements herein, including statements concerning the following risk factors, constitute forward-looking statements. See "Cautionary Statement Regarding Forward-Looking Statements" for more information. This Annual Report is provided for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.*

## RISK FACTORS

### RISKS RELATED TO OUR BUSINESS AND INDUSTRY

- We are an early development-stage company with a limited operating history and a history of losses.

- Our recurring losses from operations have raised substantial doubt regarding our ability to continue as a going concern.

- We will require additional capital to fund our ongoing operations and execute our business plan, and we may be unable to obtain such capital on acceptable terms or at all. There can be no assurance that we will complete this offering or that any additional financing will be available to us when needed.

- Any future equity or debt financings, if available, may result in significant dilution to our existing shareholders.

- Our business may be adversely affected by the state of the global economy, uncertainties in global financial markets, and possible trade tariffs and trade restrictions.

- Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations.

- We may be subject to volatility and uncertainty in customer demand, supply chains, worldwide economies and financial markets resulting from outbreaks of infectious diseases or similar public health threats.

- We are subject to risks related to international sales and purchases.

- Our potential operations in foreign countries would expose us to certain risks inherent in doing business internationally, which may adversely affect our business, results of operations or financial condition.

- We cannot assure you that we will effectively manage our planned growth strategy.

- The loss of key personnel, an inability to attract and retain additional personnel or difficulties in the integration of new members of our management team into our company could affect our ability to successfully grow our business.

- Failure to protect or enforce our intellectual property rights or the costs involved in such enforcement could harm our business, financial condition, and results of operations.

- Our patent application in the United States and under the Patent Cooperation Treaty (PCT) are pending and may not be approved and our ability to obtain intellectual property protection for the manufacturing of our future products is uncertain.

- We may not be able to protect our intellectual property rights throughout the world.

- If we are not able to adequately prevent disclosure of trade secrets and other proprietary information, the value of our technology and future products could be significantly diminished.

- Changes in tax laws or exposure to additional income tax liabilities could affect our future profitability.

- We will be subject to and may incur significant liabilities if we fail to comply with stringent environmental laws and regulations.

- Our operating results are substantially dependent on the acceptance of new products.

- Variations in our future production could impact on our ability to reduce costs and could cause our margins to decline and our operating results to suffer.

- Our results of operations, financial condition and business could be harmed if we are unable to balance future customer demand and capacity.

- We will operate in industries that are subject to significant fluctuation in supply and demand and ultimately pricing, which may affect our expected future revenue and profitability.

- The markets in which we will operate are highly competitive and have evolving technical requirements.

- Our expected future revenue will be highly dependent on our future customers' ability to produce, market and sell more integrated products.

- Our future results may be negatively impacted if future customers do not maintain a favorable perception of our brands and products.

- If our intended products fail to perform or fail to meet customer requirements or expectations, we could incur significant additional costs, including costs associated with the recall of those items.

- If we are unable to effectively develop, manage and expand our future sales channels for our products, our operating results may suffer.

- Catastrophic events and disaster recovery may disrupt business continuity.

- We may not be able to obtain the raw materials we need to develop our future products at favorable prices or at all.

- It is critical to our operations and our ability to develop our future products that we identify and maintain relationships with equipment manufacturers that can produce custom equipment that satisfies our specifications. Failure to do so could result in our inability to develop our future products or result in the production of products that does not meet our future customers' requirements.

## RISKS RELATED TO OWNERSHIP OF OUR SECURITIES

- Shareholders may have difficulty in selling stock they purchase due to the lack of a current public market for our shares and the restrictions applicable to the transfer of such shares.

- Shareholders may have difficulty in reselling their shares due to state Blue Sky laws.

- Since our officers and directors have substantial influence over our company, the rights of holders of the shares may be materially limited, diluted, or qualified by the rights of other classes of securities and their interests may not be aligned with the interests of our shareholders.

- We may, in the future, issue additional shares. We may also grant options or stock awards to our officers, directors, consultants, or others in consideration for services. Any stock issuances or equity award grants would reduce our existing shareholders' percentage of ownership and may dilute our share value.

- Investors in our shares will experience immediate and substantial dilution.

- We have broad discretion in the use of the net proceeds from the 2024-2025 Reg CF Offering, and our use of the offering proceeds may not yield a favorable return on our shareholders' investment.

- We do not intend to pay any cash dividends in the foreseeable future and, therefore, any return on an investment in our shares must come from increases in the fair market value and trading price of our securities.

- The U.S. Securities and Exchange Commission did not pass upon the merits of any securities offered under Regulation Crowdfunding or the terms of the 2024-2025 Reg CF Offering, nor did it pass upon the accuracy or completeness of any offering document or literature.

The following table sets forth the name and position of each of our officers, directors, and significant employees. The term "officer" means a president, vice president, secretary, treasurer, principal financial officer, comptroller, principal accounting officer, and any person routinely performing similar functions.

| Name | Age | Position |
|------|-----|----------|
| Eric Tsai | 47 | Chief Executive Officer, President, and Director |
| Rick Qiu | 44 | Senior Vice President, Secretary, and Director |
| Jim Qiu | 73 | Chief Product Officer |
| Ginetto Addiego | 66 | Chief Operating Officer |
| Chandra Deshpandey | 74 | Chief Technology Officer |

**Eric Tsai, Chief Executive Officer and Director**          **Dates of Service: July 2022 – Present**

Mr. Tsai has served as our Chief Executive Officer, President and as a Director since July 2022 and provided consulting services since April 2022. Mr. Tsai has previously pioneered numerous innovations in the areas of digital transformation, machine learning, AI, Augmented and Virtual Reality, and data-driven performance marketing for multiple start-ups to Fortune 100 companies. More recently, from September 1, 2015, through April 1, 2022 he served as the Vice President of Marketing for Stitch Industries, a direct-to-consumer brand he built from $10M to $200M+ which was later acquired by La-Z-Boy Corporation. Mr. Tsai earned a BA in Fine Arts from the University of California, Irvine in 2001.

**Mr. Tsai's Business Experience for the Last Three Years**

Employer: Mivium, Inc.

Employer's Principal Business: Semiconductor

Title: Chief Executive Officer, President and Director.

Dates of Service: July 2022 – present

Responsibilities: Lead and manage sales, business development and strategic planning.

Education: BA in Fine Arts from the University of California, Irvine.

**Rick Qiu, Senior Vice President and Director**          **Dates of Service: September 2022 - Present**

Mr. Qiu has served as our Senior Vice President, Secretary and as a Director since September 2022. Mr. Qiu has worked at Malwarebytes as a Product Marketing Manager since July 2019 to present. Prior to that, he led product launch teams at Nokia, McAfee, and Malwarebytes as well as launching Mearview, an Augmented Reality startup that combined computer vision and machine learning well ahead of its time.

**Mr. Qiu's Business Experience for the Last Three Years**

Employer: Mivium, Inc.

Employer's Principal Business: Semiconductor

Title: Senior Vice President, Secretary and Director

Dates of Service: September 2022 – present

Responsibilities: Driving the Company's product vision as well as its technology strategy.

Education: Studied Electrical Engineering at UC Irvine without completing the degree.

**Jim Qiu, Chief Product Officer**                          **Dates of Service: September 2022 - Present**

Mr. Qiu has served as our Chief Product Officer since September 2022. Mr. Qiu leads the entire design and development of our core intellectual property. He holds several patents and is an expert in the research and development production of 3rd generation semiconductor materials using solvent-fewer physical methods for preparing gallium nitride and other multi-metal compound materials. Previously, Mr. Qiu has led engineering teams at Intel and TriQuint on design, configuration, testing, installation, and commissioning of PC-based factory automation systems for wafer processing and manufacturing facilities at ILS. Mr. Qiu also developed factory automation systems at Applied Materials and etch systems for wafer processing at Lam Research. Mr. Qiu has been self-employed for the past 5 years where he focused on the development of patents for the manufacturing of the next generation of semiconductor materials. Mr. Qiu earned a Master of Science in Electrical and Computer Engineering from the University of Missouri, Columbia in 1988. He obtained a Bachelor of Science in Electrical Engineering from Anhui University in1985.

**Mr. Qiu's Business Experience for the Last Three Years**

Employer: Mivium, Inc.

Employer's Principal Business: Semiconductor

Title: Chief Product Officer

Dates of Service: September 2022 – present

Responsibilities: Lead and manage the design and development of core intellectual property.

Education: Master of Science in Electrical and Computer Engineering from the University of Missouri, Columbia; Bachelor of Science in Electrical Engineering from Anhui University.

**Ginetto Addiego, Chief Operating Officer**                          **Dates of Service: March 2024 - Present**

Dr. Addiego has served as our Chief Operating Officer since March 2024. Dr. Addiego is an expert in supply chain resiliency who has led entire organizations as head of operations for some of the world's most successful semiconductor companies, he now leads Mivium's execution framework. Previously he was SVP and Head of Corporate Operations at Applied Materials, the world's largest supplier of semiconductor equipment. Dr. Addiego was also COO and President Ultra Clean Technology to develop and supply critical subsystems, components, parts, and services for the semiconductor industry while holding world-wide responsibility for all performance aspects of the company (P&L) including eight manufacturing facilities across US and Asia. Prior to being acquired by Lam Research, he also led global operations for Novellus, a key supplier of equipment, services, and software to enable the manufacturing of semiconductor chips.

**Dr. Addiego's Business Experience for the Last Three Years**

Employer: Mivium, Inc.

Employer's Principal Business: Semiconductor

Title: Chief Operating Officer

Dates of Service: March 2024 – present

Responsibilities: Lead and manage operations.

Employer: Applied Materials

Employer's Principal Business: Semiconductor

Title: Senior VP Corporate Engineering, Quality and Operations

Dates of Service: April 2014 – Jan 2023

Responsibilities: Lead and manage global operations, engineering and strategic planning.

Education: Ph.D. in Electrical Engineering from the University of California, Berkeley.

**Chandra Deshpandey, Chief Technology Officer**      **Dates of Service: March 2024 - Present**

Dr. Deshpandey has served as our Chief Technology Officer since March 2024. Dr. Deshpandey leads Mivium's technology execution and brings with him 40+ years of experience and knowledge building world-class innovative new products in a complex environment from concept to production within budget and on time. Recognized as an expert in semiconductor processes and materials science, Dr. Deshpandey has extensive experience in deposition (PVD, CVD, ALD, ETCH) systems, ceramics, coatings, thin-films, tools, lasers, and semiconductor device technologies. He has started and exited two companies: Angstrom systems Inc., with funding from Intel capital and KLA Tencor to develop an atomic layer deposition (ALD) process and system; and RF Arrays to design and manufacture microwave front-end chips and wireless communication and control systems. Dr. Deshpandey also worked as professor at the Department of Materials Science, UCLA.

**Dr. Deshpandey's Business Experience for the Last Three Years**

Employer: Mivium, Inc.

Employer's Principal Business: Semiconductor

Title: Chief Technology Officer

Dates of Service: March 2024 – present

Responsibilities: Leads and manages development of technical systems and technology of the company.


Employer: Independent Consultant

Employer's Principal Business: Material Science

Title: Independent Technology & Management Consultant

Dates of Service: January 2021 – present

Responsibilities: Consult with companies in energy & power, SAAS, machine-learning, semiconductors, and materials technology.

Education: Ph.D. in Material Science and Thin Films from the University of Sussex.

# PRINCIPAL SHAREHOLDERS

The following table sets forth certain information with respect to the name and ownership level of each director and officer of the Company, and each other person, as of the date of this Annual Report, that is the beneficial owner of more than 20% or more of our outstanding voting equity securities, calculated on the basis of voting power. Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of our shares if such person or any member of such group has the right to acquire a number of our shares within sixty days of the date hereof.

| Name of Beneficial Owner | Shares beneficially owned as of the date of this Annual Report [1] | |
|---|---|---|
| | Shares | % |
| Eric Tsai, Chief Executive Officer, President, and Director | 45,733,333 | 15.65 |
| Rick Qiu, Senior Vice President, Secretary, and Director | 45,733,333 | 15.65 |
| Jim Qiu, Chief Product Officer | 67,700,000 | 23.16 |
| Ginetto Addiego, Chief Operating Officer [2] | 20,750,000 | 7.10 |
| Chandra Deshpandey, Chief Technology Officer [3] | 20,750,000 | 7.10 |
| **All directors and executive officers as a group (5)** | 200,166,666 | 68.65 |

(1) Based on 274,572,918 shares issued and outstanding, and 17,746,940 shares for which there is a legal entitlement to but which have not been issued on the books and records of our Transfer Agent as of this date, for a total of 292,319,856, but excluding the number of shares of common stock or preferred stock that may become issuable upon the conversion of outstanding SAFE securities.

(2) Ginnetto Addiego beneficially owns the 20,750,000 shares issued to Calabrian Capital LLC for services provided by Ginnetto as our Chief Operating Officer. See "*Current Relationships and Related Party Transactions*" for more information.

(3) Chandra Deshpandey beneficially owns the 20,750,000 shares issued to CVD Enterprise LLC for services provided by Chandra as our Chief Technology Officer. See "*Current Relationships and Related Party Transactions*" for more information.

**CURRENT RELATIONSHIPS AND RELATED PARTY TRANSACTIONS**

The following is a description of any transaction since the beginning of the our last fiscal year, or any currently proposed transaction, to which we are or will be a party to and the amount involved exceeds five percent of the aggregate amount of capital raised under Regulation Crowdfunding during the preceding 12-month period, inclusive of any amount we seek to raise under any active Regulation Crowdfunding Offering, in which any of our directors or officers; any person who is the beneficial owner of 20% or more of our outstanding shares, calculated on the basis of voting power; any of our promoters; or any immediate family member of any of the foregoing persons, had or is to have a direct or indirect material interest:

- Effective April 1, 2022, we entered into a pre-incorporation Consulting Services Agreement with Elite Tuner, Inc., a company owned by Eric Tsai, our Chief Executive Officer, President and a member of our board of directors. The agreement had an initial term of one year after which it continued on a month-to-month basis until terminated by either party on thirty (30) days written notice. Under the agreement, Mr. Tsai was to provide various planning, marketing, branding and funding campaign support services. We agreed to pay Mr. Tsai a monthly fee of $10,000 for the performance of his services. On March 21, 2024, the amounts owed to Elite Tuner totaling $363,995 were converted to a note payable, with interest at 5% per annum. Interest expense under the Elite Tuner note payable was $16,645 and $14,280 for the years ended December 31, 2025 and 2024, respectively. During the year ended December 31, 2025, the Company made principal payments on the Elite Tuner note payable totaling $182,000. During the year ended December 31, 2024, Elite Tuner advanced $140,000 to the Company. The agreement with Elite Tuner was terminated effective September 30, 2024; effective October 1, 2024, we entered into a Consulting Agreement with Upside Consulting Group LLC, also owned by Eric Tsai, with an initial one-year term, auto-renewing month-to-month on 30 days' written notice. Mr. Tsai was appointed CEO under this arrangement for no separate consideration. Annual base compensation to Upside is $180,000 ($15,000/month).

- On December 15, 2023, we entered into a separation agreement and release with GoBig dba OnDemand Business Software, Inc., or GoBig, a California Corporation whose President, Derek Cahill, was our former Chief Operations Officer, Treasurer and Director, to terminate GoBig's professional services agreement and any other services provided to the Company and to terminate Mr. Cahill's positions with the Company. Pursuant to the agreement, in full and final settlement of all amounts owed to GoBig as a result of GoBig's professional services agreement, we agreed to pay GoBig a sum of one hundred thousand dollars ($100,000). The $100,000 settlement amount was paid in full in June 2025.

- On March 1, 2024, we entered into a consulting agreement with Calabrian Capital LLC, a California limited liability company, or Calabrian, and Ginetto Addiego, to engage Calabrian to provide consulting services to us. As part of the engagement, we appointed Mr. Addiego as our chief operating officer for no consideration other than the consideration to be provided to Calabrian pursuant to and subject to the terms and conditions set forth in the consulting agreement. In consideration for Calabrian's services rendered, we agreed to pay Calabrian an annual base amount of $150,000; effective April 1, 2025, annual base compensation increased to $300,000. As a part of compensation, we also granted Calabrian a restricted stock award of 20,000,000 shares of our common stock. A restricted stock award of 750,000 shares was granted on the first anniversary (March 1, 2025), valued at $0.10 per share, issued in January 2026 and reflected as common stock to be issued on the December 31, 2025 Balance Sheet. The compensation also includes certain annual equity retention and milestone bonuses (as defined in the consulting agreement). Consulting expense for 2025 was $337,500 ($262,500 cash + $75,000 share-based); for 2024: $193,100 ($125,100 cash + $68,000 share-based). The consulting agreement incorporates standard provisions, including but not limited to, termination, indemnification, non-disclosure, confidentiality, and other provisions that are customary and consistent with agreements of this nature.

- On March 1, 2024, we entered into a consulting agreement with CVD Enterprises LLC, a California limited liability company, or CVD, and Chandra Deshpandey, to engage CVD to provide consulting services to us. As part of the engagement, we appointed Mr. Deshpandey as our chief technology officer for no consideration other than the consideration to be provided to CVD pursuant to and subject to the terms and conditions set forth in the consulting agreement. In consideration for CVD's services rendered, we agreed to pay CVD an annual base amount of $300,000. As a part of compensation, we also granted CVD a restricted stock award of 20,000,000 shares of our common stock. A restricted stock award of 750,000 shares was granted on the first anniversary (March 1, 2025), valued at $0.10 per share, issued in January 2026 and reflected as common stock to be issued on the December 31, 2025 Balance Sheet. The compensation also includes certain annual equity retention and milestone bonuses (as defined in the consulting agreement). Consulting expense for 2025 was $375,000 ($300,000 cash + $75,000 share-based); for 2024: $318,000 ($250,000 cash + $68,000 share-based). The consulting agreement incorporates standard provisions, including but not limited to, termination, indemnification, non-disclosure, confidentiality, and other provisions that are customary and consistent with agreements of this nature.

- On February 7, 2024 Mivium, Inc., a Delaware corporation, entered into a Stock Option Agreement with Sidhartha Bahuguna, under which the Company granted him a non-qualified stock option to purchase 500,000 shares of its Common Stock at an exercise price of $0.10 per share, with the option expiring two years from the Grant Date. The option is fully vested on the effective date thereof and was granted pursuant to the Company's 2024 Equity Incentive Plan. The Option was granted in lieu of the $50,000 owed to Mr. Bahuguna as compensation for consulting services provided under the Consulting Services Agreement dated February 1, 2023.

- The $39,747 owed directly to Rick Qiu as of December 31, 2024 (accrued but unpaid expenses) was converted to a note payable on January 1, 2025, bearing interest at 5% per annum. Interest expense of $1,987 was recorded during the year ended December 31, 2025; the note remains unpaid as of December 31, 2025. On October 1, 2024, we entered into a Consulting Agreement with RQ Industries LLC and Rick Qiu, to engage RQ Industries to provide consulting services to us. The agreement has an initial one-year term, auto-renewing month-to-month on 30 days' written notice. Rick Qiu was appointed Senior VP under this arrangement for no separate consideration. Initial annual base compensation to RQ Industries was $108,000; effective April 15, 2025, the board approved an increase to $132,000 per year. All amounts owed to RQ Industries under this agreement have been paid as of December 31, 2025 and 2024. The board approved a one-time bonus of $30,000 to RQ Industries on December 16, 2024. As of December 31, 2024, $25,000 remained payable, all of which was paid during the year ended December 31, 2025.

- The amount owed directly to Hongjie Qiu as of December 31, 2025 and 2024 represents accrued but unpaid expenses, which were paid in 2026. On October 1, 2024, we entered into a Consulting Agreement with HJQ Technology LLC and Hongjie Qiu, to engage HJQ Technology to provide consulting services to us. The agreement has an initial one-year term, auto-renewing month-to-month on 30 days' written notice. Hongjie Qiu was appointed CPO under this arrangement for no separate consideration. Annual base compensation to HJQ Technology is $180,000. All amounts owed to HJQ Technology under this agreement have been paid as of December 31, 2025 and 2024. The board approved a one-time bonus of $48,000 to HJQ Technology on December 16, 2024. As of December 31, 2024, $40,000 remained payable, all of which was paid during the year ended December 31, 2025.

- On May 15, 2025, our Board approved our grant of options to purchase 500,000 shares of our common stock to Ryan Atler as compensation for consulting services provided to us between August 1, 2023 and June 1, 2024.

Except as set forth below, there are no other relationships between our directors and executive officers, or significant shareholders:

- Jim Qiu and Rick Qiu are father and son, respectively.

*The following is a summary of the important terms of our authorized capital stock, including the shares. This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws.*

## DESCRIPTION OF OUR SHARES

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of preferred stock, par value $0.0001 per share. As of the date of this Annual Report, 274,572,918 shares of common stock are issued and outstanding, with an additional 17,746,940 shares for which there is a legal entitlement but which have not yet been issued on the books and records of our Transfer Agent, for a total of 292,319,856 shares of common stock. No shares of preferred stock are issued and outstanding. These figures do not include shares of common stock or preferred stock that may become issuable upon conversion of outstanding SAFE securities or other securities convertible into, or exercisable or exchangeable for, our common stock or preferred stock.

**Common Stock**

The holders of our common stock, which we refer to in this Annual Report as the shares, and each individually as a share, are entitled to one vote per share held of record on all matters submitted to a vote of the shareholders, provided, however, that, except as otherwise required by law, holders of our shares, shall not be entitled to vote on any amendment to the certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the certificate of incorporation (including any certificate of designations relating to any series of Preferred Stock) or pursuant to the Delaware General Corporate Law. Our directors are elected by a plurality of votes, and our shareholders do not have cumulative voting rights.

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our shares are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution, or winding up, holders of our shares will be entitled to share ratably in the net assets legally available for distribution to our shareholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock. If we issue any shares of preferred stock in the future, such shares of preferred stock may entitle the holders thereof to a preference in the payment of amounts owed to them in the event of a liquidation or dissolution such that holders of our common stock may not receive as large a portion of, or any of, the assets, including any cash, to be distributed in liquidation or dissolution of our business, if any. We do not expect to declare any dividends for the foreseeable future and may never declare dividends.

Our shares do not have preemptive, conversion, or subscription rights, and there are no redemption or sinking fund provisions applicable to the shares. Further, the rights, preferences, and privileges of our shareholders are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate from time to time. Our shares do not have anti-dilution rights, rights of first refusal, or co-sale rights associated therewith, which means that corporate actions, including additional issuances of securities, issuer repurchases or redemptions of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage of holders of our common stock. Further, if future issuances of shares or securities convertible into shares are accomplished at a lower valuation than the valuation used for shares previously issued, for example, in a down round, holders of previously issued shares have no price-based anti-dilution protection and do not have a right to participate in any future issuances of our equity securities or shares.

We may not alter the rights associated with the shares without the consent of a majority of the shareholders. Notwithstanding the foregoing, if our principal shareholders exercise their voting rights, then minority shareholders will have no ability to override such votes. In effect, minority shareholders will have no ability to influence our policies or any other corporate matters.

*Drag Along Rights*

The subscription agreement entered into by purchasers of our common stock contains a drag along right that gives the holders of a majority of the outstanding Common Stock a right to force the holders of Common Stock to participate in a sale of the company on terms negotiated by the holders of the Common Stock. This right includes the right to cause the holders of Common Stock to sign all requisite transaction documents relating to the sale of the company and grants any officer of the company a power of attorney to sign on behalf of the holders of Common Stock if they fail to sign within the requisite time periods.

*Transferability*

Shares purchased in the 2024-2025 Reg CF Offering may not be transferred during the one-year period beginning when the shares were issued, unless such shares are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the SEC; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

For purposes of these restrictions, you should note that the term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller of our shares reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. You should also note that the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter- in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships, and the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

**Preferred Stock**

Our articles of incorporation authorize our board to issue up to 50,000,000 shares of preferred stock in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock, and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

**Indebtedness**

Except as described in "*Current Relationships and Related Party Transactions*", we do not have any indebtedness.

**Transfer Agent**

The transfer agent and registrar for the shares is Colonial Stock Transfer Company, Inc., 7840 S 700 E, Sandy, UT 84070, 801-355-5740.

**Three-Year History of Exempt Offerings**

Except as set forth in "*Current Relationships and Related Party Transactions*", we have conducted the following offerings of our securities pursuant to exemptions from the registration requirements of the Securities Act:

- On February 6, 2026, the Company commenced a private placement offering of up to 16,666,667 shares of its common stock at a price of $0.12 per share, for maximum gross proceeds of $2,000,000. The offering is being conducted on a best-efforts basis without a minimum offering amount and is being made exclusively to accredited investors pursuant to Rule 506(b) of Regulation D under the Securities Act of 1933. Proceeds from the offering are intended to be used primarily for working capital and general corporate purposes, including funding ongoing research and development activities, as well as legal and accounting expenses associated with the offering. To date, we have sold 14,996,940 shares of common stock in this offering, for gross proceeds of $1,799,632. This offering is still ongoing.

- We commenced our 2024–2025 Regulation Crowdfunding Offering on September 30, 2024. The offering contemplated a minimum of 200,000 shares, at $0.10 per share, for gross proceeds of $20,000 and a maximum of 50,000,000 shares for gross proceeds of $5,000,000. The offering terminated on April 18, 2025, following a final closing in which we raised the maximum offering amount specified in our Offering Statement. Under our agreement with the Intermediary, we are obligated to pay a commission equal to 7% of the gross proceeds, a one-time due diligence fee of $40,000, and to issue shares equal to 7% of the total shares sold in the offering. As we raised the maximum amount, the Intermediary is entitled to 3,500,000 shares as part of its compensation.

- During the years ended December 31, 2024 and 2023, the Company issued SAFE securities to accredited investors for $155,000 and $1,088,330, respectively. The SAFEs bear no interest and were issued with a Valuation Cap of $15,000,000 and a Discount Rate of 75%. During the year ended December 31, 2025, the SAFEs were converted into 17,911,064 shares of common stock upon completion of the Offering (an equity event under the SAFE terms). The SAFEs have been classified as a current liability based on their debt and equity-like features.

**Mivium, Inc. 2024 Equity Incentive Plan**

On March 22, 2024, our Board approved and a majority of our shareholders ratified, the Mivium, Inc. 2024 Equity Incentive Plan. Under this plan we can issue options (incentive stock options and nonqualified stock options), restricted stock and restricted stock units.  A total of 65,000,000 shares of our common stock are reserved for issuance under this plan.

*The information presented below should be read in conjunction with the unaudited financial statements of Mivium, Inc. which are attached to this annual report as Exhibit A.*

## OUR FINANCIAL CONDITION

**Results of Operations for the 12-month periods ended December 31, 2025 and 2024**

*Revenues and Cost of Revenues*

We did not generate any revenues or incur any cost of revenues during the 12-month period ending December 31, 2025, as we are continuing to raise funds and develop our business and plan of operations.

*Operating Expenses*

For the year ended December 31, 2025, our operating expenses include marketing and general and administrative expenses related to the development of our business and plan for operations. Operating expenses were $2,281,572 and $1,198,552 for the years ended December 31, 2025 and 2024, respectively, a change of $1,083,020 or 90.4%. Major operating expenses are described below:

- Consulting expense in the 2025 period was $1,298,899 compared to $904,588 in the 2024 period, a change of $394,311. During the 2025 period, we continued to engage consultants to assist with the development of our business plan and plan of operations, including consulting agreements with our Chief Executive Officer, Chief Operating Officer, Chief Technology Officer, Chief Products Officer, and Senior Vice President, and recorded share-based compensation of $150,000. During the 2024 period, we engaged additional consultants to assist with the development of our business plan and plan of operations. These include consulting agreements with our Chief Operating Officer and our Chief Technology Officer, both of which accounted for a total of $511,100 of the 2024 total expense (including $136,000 of share-based expense). In addition, we had consulting agreements with our Chief Executive Officer, our Chief Products Officer and our major shareholder totaling $285,000 in expense. Finally, we engaged Tru Development for $75,000 to assist us in locating land for a manufacturing facility and in the negotiation of its purchase.

- Legal and accounting costs were $177,335 for the 2025 period compared to $143,498 for the 2024 period, a difference of $33,837. These expenses mainly relate to costs associated with assisting our Company with the preparation of its financial statements and in its fundraising efforts.

- Rent expense was $120,298 in the 2025 period for the rental of a small research and development lab. Rent expense was $42,500 in the 2024 period.

- Research and development supplies were $249,570 for the 2025 period as we continued research on the development of our products and expanded our research and development activities. Research and development supplies were $35,867 for the 2024 period as we began research on the development of our products. We had no similar expense in the 2023 period.

- Travel and entertainment expense in the 2025 period was $29,392 compared to $18,151 in the 2024 period, a change of $11,241. The change is due to increased business travel related to the development of our business operations.

- Depreciation expense was $32,378 for the 2025 period compared to $14,056 in the comparable period of 2024. The change was the result of additional research and development lab equipment placed in service during 2025.

*Other Income / Expense*

Interest expense was ($20,579) for the 2025 period compared to $29,137 in 2024, a reduction of $49,716. The reduction was primarily the result of the conversion in 2025 of certain related party debt on which we had previously imputed interest at 10% per annum to notes bearing interest at 5% per annum. During the 2024 period, we also recorded a gain on extinguishment of debt in the amount of $11,229 resulting from a termination settlement agreement with a former officer.

*Net loss*

As a result of the cumulative effect of the factors described above, our net loss was $2,253,966 for the 2025 period, compared to $1,227,689 for the comparable 2024 period, an increase of $1,026,277 or 83.6%.

**Liquidity and Capital Resources**

We will require additional capital to meet our ongoing working capital needs and to fully execute our business plan. Historically, we have been funded through advances from our founding shareholders and the sale of our equity and debt securities, including convertible debt, and most recently through the now-completed 2024-2025 Reg CF Offering. We may need to raise additional capital through alternative sources, such as a private placement of our equity or debt securities. We have not identified any committed source of additional financing, and there can be no assurance that any such financing will be available to us on acceptable terms or at all. If we cannot raise additional capital, or secure a loan, we could be required to cease business operations, in which case our shareholders could lose all of their investment.

Our cash of $1,214,125 as of December 31, 2025 compares to $2,048,898 as of December 31, 2024. Total assets of $1,778,590 as of December 31, 2025 compares to $2,168,702 as of December 31, 2024. Total assets as of December 31, 2024 contained deferred offering costs of $922,951 which were offset in the 2025 period against proceeds received from this Offering.

Related-party debt was $338,701 as of December 31, 2025 compared to $486,267 as of December 31, 2024, a decrease of $147,566.

During the year ended December 31, 2025, we received gross proceeds from this Offering totaling $4,999,519 from the sale of 49,995,188 shares at $0.10 per share. After deducting direct offering costs paid to Equifund CF and the escrow agent, we received proceeds in the amount of $4,516,047 through December 31, 2025. Subsequent to December 31, 2025, our Company completed the Offering. Total shares sold in the Offering were 50,000,000 shares at $0.10 per share for total gross proceeds of $5,000,000.

During the year ended December 31, 2025, we issued additional SAFE instruments for proceeds of $0. This brought our total SAFE liability to $0 as of December 31, 2025. Subsequent to December 31, 2025, the SAFE Instruments discussed in Note 6 were converted into 17,911,067 shares of our common stock, all in accordance with the provisions of the SAFE agreements resulting from our Company's equity financing.

*Subsequent Events*

On February 6, 2026, the Company commenced a private placement offering of up to 16,666,667 shares of its common stock at a price of $0.12 per share, for maximum gross proceeds of $2,000,000. The offering is being conducted on a best-efforts basis without a minimum offering amount and is being made exclusively to accredited investors pursuant to Rule 506(b) of Regulation D under the Securities Act of 1933. Proceeds from the offering are intended to be used primarily for working capital and general corporate purposes, including funding ongoing research and development activities, as well as legal and accounting expenses associated with the offering. To date, we have sold 14,996,940 shares of common stock in this offering, for gross proceeds of $1,799,632. This offering is still ongoing.

**Off-Balance Sheet Arrangements**

We did not have any off-balance sheet arrangements as of December 31, 2025 or 2024.

**Capital Expenditures and Other Obligations**

The Company may make material capital expenditures as determined from time to time by the Board of Directors. During the years ended December 31, 2025 our capital expenditures were $290,995, mainly in connection with fixed assets for our research and development facility. For the year ended December 31, 2024, our capital expenditures were $122,862.

## OTHER MATERIAL INFORMATION

None of the persons involved with our company have been convicted within the past 10 years (or five years for issuers, their predecessors, and affiliated issuers) of any felony or misdemeanor in connection with the purchase or sale of any security, involving the making of any false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal, or paid solicitor of purchasers of securities. Additionally, no such person is subject to any order, judgment, or decree of any court of competent jurisdiction, entered within the last five years, that restrains or enjoins them from engaging in any conduct in connection with the purchase or sale of any security, involving the making of any false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal, or paid solicitor of purchasers of securities.

No individual associated with our company is subject to a final order of a state securities commission, state banking or credit union authority, state insurance commission, an appropriate federal banking agency, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the person from association with an entity regulated by such authorities, from engaging in the business of securities, insurance, or banking, or from engaging in savings association or credit union activities. Furthermore, no such person is subject to any final order based on a violation of law or regulation prohibiting fraudulent, manipulative, or deceptive conduct that was entered within the last 10 years. None of our affiliated persons are subject to any order of the Commission entered under Section 15(b) or 15B(c) of the Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes their registration as a broker, dealer, municipal securities dealer, investment adviser, or funding portal; places limitations on their activities, functions, or operations; or bars them from being associated with any entity or participating in the offering of any penny stock.

Furthermore, no such person is subject to any order of the Commission entered within the last five years that orders them to cease and desist from committing or causing a violation of any scienter-based anti-fraud provision of the federal securities laws or Section 5 of the Securities Act. No person associated with our company has been suspended or expelled from membership in, or barred from association with a member of, a registered national securities exchange or registered national or affiliated securities association for any act inconsistent with just and equitable principles of trade.

None of our affiliated persons have filed, as a registrant or issuer, or been named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within the last five years, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. Additionally, no such person is currently the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

Finally, no person associated with our company is subject to a United States Postal Service false representation order entered within the last five years or is currently subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

[*End of Annual Report; Exhibits Follow*]

## EXHIBIT A

Financial Statements

(*See Attached*)

**Principal Executive Officer's Certification**

**Of**

**The Unaudited Financial Statements of Mivium, Inc. for the Years Ended December 31, 2025 and 2024**

       I, Eric Tsai, Principal Executive Officer of Mivium, Inc., hereby certify that the following unaudited financial statements of Mivium, Inc. included in the Annual Report on Form C-AR are true and complete in all material respects.

/s/ Eric Tsai
Principal Executive Officer
Mivium, Inc.

[*Unaudited Financial Statements Follow*]

**MIVIUM, INC.**
**BALANCE SHEETS**
**(in U.S. Dollars)**
**UNAUDITED**

| | | December 31, 2025 | | December 31, 2024 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Current assets: | | | | |
| Cash and cash equivalents on hand | $ | 1,214,125 | $ | 2,048,898 |
| Cash available in escrow | | — | | 805,334 |
| Prepaid expense | | 16,708 | | 8,248 |
| Total current assets | | 1,230,833 | | 2,862,480 |
| Non-current assets: | | | | |
| Equipment, net | | 288,678 | | 30,061 |
| Right-of-use asset, net | | 202,956 | | — |
| Equipment deposit | | — | | 27,069 |
| Rent deposit | | 56,123 | | 5,000 |
| Total assets | $ | 1,778,590 | $ | 2,924,610 |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)** | | | | |
| Current liabilities: | | | | |
| Accounts payable and accrued liabilities | $ | 226,874 | $ | 551,755 |
| Lease liability | | 75,404 | | — |
| SAFE liability | | — | | 1,343,330 |
| Due to related party – interest bearing | | 327,179 | | 450,800 |
| Due to related parties – non-interest bearing | | 11,522 | | 116,269 |
| Total current liabilities | | 640,979 | | 2,462,154 |
| Non-current liabilities: | | | | |
| Lease liability | | 141,888 | | — |
| Total non-current liabilities | | 141,888 | | — |
| Total liabilities | | 782,867 | | 2,462,154 |
| | | | | |
| Stockholders' Equity (Deficit) | | | | |
| Common stock, par value $0.0001; 500,000,000 shares authorized, 274,572,916 and 206,666,666 shares issued and outstanding as of December 31, 2025 and 2024, respectively | | 27,457 | | 20,667 |
| Common stock to be issued, 2,750,000 and 37,443,244 shares as of December 31, 2025 and 2024, respectively | | 275 | | 3,744 |
| Additional paid-in capital | | 5,114,091 | | 2,330,179 |
| Accumulated deficit | | (4,146,100) | | (1,892,134) |
| Total Stockholders' Equity (Deficit) | | 995,723 | | (462,456) |
| Total Liabilities and Stockholders' Equity (Deficit) | $ | 1,778,590 | $ | 2,924,610 |

See accompanying notes to the unaudited financial statements.

**MIVIUM, INC.**
**STATEMENTS OF OPERATIONS**
**(in U.S. Dollars)**
**UNAUDITED**

| | Twelve Months Ended December 31, 2025 | | Twelve Months Ended December 31, 2024 | |
|---|---|---|---|---|
| Operating expenses: | | | | |
| Marketing | $ | 23,696 | $ | 310 |
| General and administrative | | | | |
| Consulting (includes share-based expenses of $150,000 and $136,000 for the twelve months ended December 31, 2025 and 2024, respectively) | | 1,298,899 | | 922,896 |
| Legal and accounting | | 177,335 | | 158,072 |
| Contract labor | | 170,414 | | — |
| Rent | | 120,298 | | 37,500 |
| Research and development lab supplies | | 249,570 | | 38,329 |
| Travel and entertainment | | 29,392 | | 18,151 |
| Share option expense | | 49,964 | | — |
| Depreciation | | 32,378 | | 2,691 |
| Other | | 129,626 | | 41,270 |
| Total operating expenses | | 2,281,572 | | 1,219,219 |
| | | | | |
| Operating loss | | (2,281,572) | | (1,219,219) |
| | | | | |
| Other income (expense) | | | | |
| Interest expense | | (20,579) | | (26,915) |
| Interest income | | 48,185 | | — |
| Gain on extinguishment of debt | | — | | 48,306 |
| Total other income (expense) | | 27,606 | | 21,391 |
| | | | | |
| Loss before provision for income taxes | | (2,253,966) | | (1,197,828) |
| | | | | |
| Provision (benefit) for income taxes | | — | | — |
| | | | | |
| Net loss | $ | (2,253,966) | $ | (1,197,828) |
| | | | | |
| Weighted average common shares – basic and diluted | | 253,865,257 | | 199,999,999 |
| | | | | |
| Loss per weighted average common share – basic and diluted | $ | (0.01) | $ | (0.01) |

See accompanying notes to the unaudited financial statements.

# MIVIUM, INC.
## STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
### (in U.S. Dollars)
### UNAUDITED

| | Common Stock - Issued | | Common Stock – to be Issued | | Additional Paid-in Capital | Retained Earnings (Deficit) | Total Stockholders' (Deficit) |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | |
| Balance – January 1, 2025 | 206,666,666 | $ 20,667 | 37,443,244 | $ 3,744 | $ 2,330,179 | $ (1,892,134) | $ 462,456 |
| Shares sold for cash net of offering costs – to be issued | 49,995,188 | 4,999 | (36,193,244) | (3,619) | 1,240,612 | — | 1,241,992 |
| Shares issuable for services | | | 1,500,000 | 150 | 149,850 | | 150,000 |
| Conversion of SAFE instruments | 17,911,064 | 1,791 | — | — | 1,341,539 | — | 1,343,330 |
| Share-based compensation – stock option | | | | | 49,964 | | 49,964 |
| Fair value adjustment on origination of liability below market interest rates | — | — | — | — | 1,947 | — | 1,947 |
| Net loss | — | — | — | — | — | (2,253,966) | (2,253,966) |
| Balance – December 31, 2025 | 274,572,918 | $ 27,457 | 2,750,000 | $ 275 | $ 5,114,091 | $ (4,146,100) | $ 995,723 |
| | | | | | | | |
| Balance – January 1, 2024 | 166,666,666 | $ 16,667 | | $ | $ | 4,249 $ | (694,306) $ (673,390) |
| Share issued for services | 40,000,000 | 4,000 | — | — | 132,000 | — | 136,000 |
| Shares sold for cash net of offering costs – to be issued | | | 27,342,866 | 2,734 | 1,376,369 | | 1,379,103 |
| Share subscriptions received, cash in escrow | | | 8,850,378 | 885 | 804,449 | | 805,334 |
| Shares to be issued to consultant | | | 1,250,000 | 125 | (125) | | |
| Share-based compensation – stock option | | | | | 1,693 | | 1,693 |
| Fair value adjustment on origination of liability below market interest rates | — | — | — | — | 11,544 | — | 11,544 |
| Net loss | — | — | — | — | — | (1,197,828) | (1,197,828) |
| Balance – December 31, 2024 | 206,666,666 | $ 20,667 | 37,443,244 | $ 3,744 | $ 2,330,179 | $ (1,892,134) | $ 462,456 |

See accompanying notes to the unaudited financial statements.

**MIVIUM, INC.**
**STATEMENTS OF CASH FLOWS**
**(in U.S. Dollars)**
**UNAUDITED**

| | Twelve Months Ended December 31, 2025 | Twelve Months Ended December 31, 2024 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ (2,253,966) | $ (1,197,828) |
| Adjust net loss for items not involving cash: | | |
| Share-based expense for services | 150,000 | 136,000 |
| Share option expense | 49,964 | — |
| Gain on extinguishment of debt | — | (48,306) |
| Non-cash rent expense | 14,336 | — |
| Fair value adjustment on origination of liability below market interest rates | 1,947 | 11,544 |
| Depreciation | 32,378 | 2,691 |
| Changes in non-cash working capital items: | | |
| Prepaid expenses | (8,460) | (2,074) |
| Deposits | (24,054) | (32,069) |
| Accounts payable and accrued liabilities | (306,249) | 273,949 |
| Net cash used in operating activities | (2,344,104) | (856,093) |
| | | |
| Cash flows from investing activities: | | |
| Purchase of fixed assets | (290,995) | (31,692) |
| Net cash used in investing activities | (290,995) | (31,692) |
| | | |
| Cash flows from financing activities: | | |
| Proceeds from sale of common shares, net of direct offering costs | 1,241,992 | 2,468,721 |
| Proceeds available in escrow from sale of common shares, net of direct offering costs | — | 805,334 |
| Proceeds from SAFE securities | — | 155,000 |
| Advances from (repayments to) related parties | (247,000) | 206,522 |
| Net cash provided by financing activities | 994,992 | 3,635,577 |
| | | |
| Change in cash for the period | (1,640,107) | 2,747,792 |
| Cash, beginning of year (including cash available in escrow) | 2,854,232 | 106,440 |
| Cash, end of year | $ 1,214,125 | $ 2,854,232 |
| Supplemental disclosures of cash flow information | | |
| Interest paid | $ — | $ — |
| Income tax paid | $ — | $ — |

See accompanying notes to the unaudited financial statements.

**MIVIUM, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**UNAUDITED**

## 1. Organization and Business

*Organization*

Mivium, Inc. was incorporated on July 1, 2022 under the laws of the State of Delaware. Under our Articles of Incorporation, we were authorized to issue 210,000,000 shares of common stock. On March 21, 2024, we amended our Articles of Incorporation to increase our authorized common shares to 500,000,000 and to allow for the issuance of 50,000,000 shares of preferred stock. See Note 8. As of December 31, 2025, our issued and outstanding common shares totaled 274,572,918, the majority of which are owned by our Founders. No preferred shares have been issued to date. Our year end is December 31.

Proto Materials, LLC ("Proto")

Proto was a company formed on December 2, 2022 by its sole owner Mr. Hongjie Qiu. Proto's primary asset consisted of patent rights and know-how for the development of materials to use in the production of advanced semiconductors and other similar products. On May 1, 2023, we entered into an Exclusive Patent License Agreement ("Patent Agreement") with Proto to enable us to use its patent rights and know-how to produce and market, on a worldwide basis, high quality advanced semiconductor products (the "Licensed Products"). As of December 31, 2023, as a result of the Patent Agreement, we determined that our Company had the right to receive benefits or the obligation to absorb losses that could be potentially significant to Proto and, as a result, our Company was deemed the primary beneficiary of Proto. Therefore, we determined that Proto was a variable interest entity that required consolidation.

As of December 31, 2023, Mr. Qiu and his son owned a majority of our common stock and Mr. Qiu was the sole owner of Proto. Given the common ownership of our Company and Proto and the exclusive nature of the Patent Agreement, we accounted for the consolidation as a reorganization under common control. The financial statements for the year ended December 31, 2023 include the accounts of Mivium and Proto at their historical costs, and all intercompany transactions and balances have been eliminated.

On March 20, 2024, we finalized a merger with Proto. Under the Merger Agreement, Proto merged with and into our Company wherein we acquired all the assets, rights and properties of Proto and assumed all Proto's debts, liabilities, and obligations as set forth in the Merger Agreement, with our Company continuing as the surviving corporation. As mentioned above, the combination with Proto is accounted for as a reorganization under common control and the transfer of assets and liabilities of Proto were made at their carrying values. The amount of net liabilities transferred in the March 20, 2024 merger was $47,873.

*Business*

We are in the business of developing high quality advanced semiconductor materials by utilizing our patented process to manufacture and distribute such materials. As a material science company aimed at sustainability, we have distinctive technological approaches to deliver the next generation of semiconductors that are ethically manufactured without any pollution, non-toxic, with superior quality and particle uniformity.

We strive to deliver innovative deep tech solutions by unlocking the true potential of material science. Our mission is to meet the current and future needs of society by delivering innovative next generation material-based solutions to improve the everyday quality of life. We do this by developing platform materials that enable groundbreaking technology to solve some of the world's toughest challenges towards a more sustainable future. With materials, especially platform materials, being the backbone and source of prosperity of an industrial society, we are focused on sustainability and clean tech to develop the next generation sustainable semiconductor platforms for gallium nitride or GaN, aluminum gallium nitride or AlGaN, aluminum nitride or AlN along with other wide bandgap or WBG, photonic, spintronic, and quantum materials.

*Crowdfunding Offering*

On September 4, 2024, we entered into a Posting Agreement for Crowdfunding Securities Offering (the "Offering") with Equifund Crowd Funding Portal Inc. ("Equifund CF"). Under the agreement, Equifund CF agreed to act as our exclusive intermediary fund portal in connection with the Offering, providing the online funding platform allowing us to post offering materials to market the offer to sell shares of our common stock to investors. The shares of our common stock in the Offering are not registered with the Securities and Exchange Commission. The Offering was made on a best-efforts basis, offering a total of 50,000,000 common shares at $0.10 per share for a maximum amount of $5,000,000. As compensation for their services, we agreed to pay Equifund CF at each closing seven percent (7%) of the gross amount raised in cash plus other processing fees. During the year ended December 31, 2025, we completed the Offering and issued 49,995,188 shares at $0.10 per share for total gross proceeds of $4,999,519. See Note 8 for further information.

2.      **Summary of Significant Accounting Policies**

*Basis of Presentation*

We have prepared the accompanying financial statements in conformity with generally accepted accounting principles in the United States of America pursuant to the rules and regulations of the United States Securities and Exchange Commission ("SEC").

*Going Concern Considerations*

The accompanying financial statements contemplate the continuation of our Company as a going concern. We have no revenues, have incurred net losses, and have an accumulated deficit of $4,146,100 as of December 31, 2025. There is uncertainty whether our capital needs over the next 12 months can be met and, as a result, there is reasonable doubt about our ability to continue as a going concern for one year from the date of this report. If we are unable to obtain adequate capital to meet our working capital needs, we could be forced to cease operations.

The continuation of our Company as a going concern is dependent upon continued financial support from our stockholders, the ability to raise equity or debt financing, and the attainment of profitable operations from any future business. There are no assurances that we will be successful in obtaining sufficient capital to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary if our Company is unable to continue as a going concern.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

*Cash and Cash Equivalents*

We consider all short-term investments readily convertible to cash, without notice or penalty, with an initial maturity of 90 days or less to be cash equivalents. Our cash and cash equivalents on hand as of December 31, 2025 and 2024 were $1,214,215 and $2,048,898, respectively. Cash available in escrow as of December 31, 2024 of $805,334 represents proceeds received into an escrow account, net of offering costs, that had not yet been transferred to our Company's bank account.

*Leases*

We account for leases under the guidance of Accounting Standards Codification ("ASC") 842 as follows:

Short-term Leases

For payments on short-term leases that have a lease term of twelve months or less and do not contain a purchase option, we recognize expense on a straight-line basis or other systematic basis over the lease term as payments are made.

<u>Long-term Leases</u>

For leases with non-cancellable terms of greater than twelve months, we measure and recognize the right-of-use assets and corresponding lease liabilities at the present value of future lease payments. In calculating the present value of future lease payments, we use the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

A right-of-use assets is amortized on a straight-line basis over the shorter of its estimated useful life or its lease term and is shown as a separate line item in the Balance Sheet. Each lease liability is adjusted to the present value of its future lease payments at each reporting period, with both the current and non-current amounts reflected in the Balance Sheet.

*Fair Value of Financial Instruments*

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of our Company. Unobservable inputs are inputs that reflect our Company's assumptions about the factors that market participants would use in valuing the asset or liability. The fair value hierarchy consists of the following three levels of inputs that may be used to measure fair value:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs other than quoted prices included in Level 1 that are observable in the marketplace either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 — Unobservable inputs which are supported by little or no market activity.

For assets and liabilities, such as cash, prepaid expenses and accounts payable/accrued liabilities maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments. The carrying amount of deposits approximates fair market value as they may either be applied toward future payments or refundable in cash.

Fair Value Hierarchy of liabilities that are recognized and measured at fair value in the financial statements as of December 31, 2024 and 2023 (level 3 inputs are not applicable) are as follows:

| | Fair Value Measurement Using | |
| | Level 1 | Level 2 |
| --- | --- | --- |
| DECEMBER 31, 2025 | | |
| LIABILITIES | | |
| Due to related party – non-interest bearing, recognized at fair value [1] | $ — | $ 11,522 |
| | | |
| DECEMBER 31, 2024 | | |
| LIABILITIES | | |
| Due to related party – non-interest bearing, recognized at fair value [1] | $ — | $ 116,269 |

_____

(1) The amounts due to related parties contain no interest provision and we calculated interest at our current incremental borrowing rate of 10% per annum. As a result, during the years ended December 31, 2025 and 2024, we recorded gains on origination of financial liabilities in the amounts of $1,947 and $11,544, respectively. The amounts were reflected in additional paid-in capital because of the related party relationships.

<u>Financial risk factors</u>

As of December 31, 2025, we believe our activities do not expose us to any market, credit or liquidity risk.

*Deferred Offering Costs*

We account for deferred offering costs in accordance with SEC Staff Accounting Bulletin Topic 5A, *Expenses of Offering*. Deferred offering costs consist of underwriting, legal, accounting, and other expenses incurred through the balance sheet date that are directly related to our offering agreement described in Note 1. Deferred offering costs were charged to stockholders' equity upon the receipt of funds from the offering.

*Share-based Compensation*

We account for equity instruments issued to employees, consultants and vendors following the guidance of ASC 718, *Compensation – Stock Compensation.* Our Company measures the cost of employee services received in exchange for an equity incentive award, such as stock awards and stock options, based on the grant date fair value fair value of the award. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement at various performance completion dates, and for unvested instruments, at each reporting date. Compensation expense, once recorded, may not be reversed.

Stock option grants are valued using a Black-Scholes option valuation model.  The assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected term of the award. The risk-free rate of interest was based on the U.S. Treasury bond rates appropriate for the expected term of the award. There are no expected dividends as we do not currently plan to pay dividends on our common stock. Expected stock price volatility was based on historical volatility levels of our common stock.

Our Company recognizes compensation expense over the vesting period of the award using the straight-line method and classifies these amounts in the consolidated statements of operations.

*Income Taxes*

We account for income taxes in accordance with ASC 740 - *Income Taxes*, which requires us to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carry forwards. Tax law and rate changes are reflected in income in the period such changes are enacted. We record a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. We include interest and penalties related to income taxes, including unrecognized tax benefits, within the provision for income taxes.

Our income tax returns are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While we believe we have appropriate support for the positions taken on our tax returns, we regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

*Net Income/Loss Per Share*

We compute net income (loss) per share in accordance with ASC 260, *Earnings per Share*. ASC 260 requires presentation of both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common stockholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. Diluted EPS excludes all potential dilutive shares if their effect is anti-dilutive.

As of December 31, 2025 and 2024, there were 1,000,000 and 500,000 potential common share equivalents excluded from the diluted loss per share calculations. Because our Company has reported a net loss for each of the periods presented in the accompanying financial statements, the effect of the common share equivalents on diluted loss per share would be anti-dilutive, Accordingly, the diluted loss per share is the same as the basic loss per share.

The table below presents the computation of basic and diluted net loss per share for the years ended December 31, 2025 and 2024:

|  | Twelve Months Ended December 31, 2025 | Twelve Months Ended December 31, 2024 |
|---|---|---|
| **Numerator:** | | |
| Net loss | $ (2,253,966) | $ (1,197,828) |
| **Denominator:** | | |
| Weighted average common shares outstanding — basic | 253,865,257 | 199,999,999 |
| Dilutive common stock equivalents | — | — |
| Weighted average common shares outstanding — diluted | 253,865,257 | 199,999,999 |
| **Net loss per share:** | | |
| Basic and diluted | $ (0.01) | $ (0.01) |

*New Accounting Pronouncements*

We have reviewed all accounting pronouncements recently issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC and have determined that they are either not applicable or are not believed to have a material impact on our present or future financial statements.

3.      **Equipment, net**

Equipment, net consists of the following as of December 31, 2025 and 2024:

|  | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Research and development lab equipment | $ 311,100 | $ 31,692 |
| Office equipment | 12,792 | 1,205 |
| Subtotal | 323,892 | 32,897 |
| Less accumulated depreciation and amortization | (35,214) | (2,836) |
| Net | $ 288,678 | $ 30,061 |

During the years ended December 31, 2025 and 2024, we recorded depreciation expense of $32,378 and $2,691, respectively.

4.      **Leases**

*Alhambra, CA*

On January 1, 2025, we entered into a short-term sublease agreement with our Chief Executive Officer for office space in Alhambra, California. The term of the lease is one year and requires monthly payments of $1,000 which have been expensed on a straight-line basis.

*Fremont, CA*

During 2024, we subleased space in Fremont, California from Peter Reimer ("Reimer Sublease") to use for research and development. The sublease ran from May 15, 2024 to August 31, 2024, with any additional term to be on a month-to-month basis, with either party allowed to terminate the agreement. Under the sublease agreement, we agree to make monthly payments of $5,000. The sublease was terminated effective May 31, 2025.

On May 29, 2025, we entered into an operating lease agreement with BP Pacific Industrial ("BP Pacific") for 4,800 square feet of space to be used for research and development.  The lease has a term of 38 months with no renewal options and requires the following minimum monthly payments, excluding property taxes and other common area

("CAM") costs: months 1 through 12 - $7,680; months 13 through 24 - $7,910; months 25 through 36 - $8,148; and months 37 through 38 - $8,392.

With respect to the BP Pacific lease, we measured and recognized a right-of-use asset and corresponding lease liability at the present value of future minimum lease payments. In calculating the present value of future lease payments, we used the incremental borrowing rate at the lease commencement date of 10% per annum.

The following table sets forth information concerning our right-of-use asset and lease liability as of December 31, 2025 and 2024:

|  | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Right-of-use Asset: |  |  |
| Initial measurement of asset | $ 241,996 | $ — |
| Less accumulated amortization | (39,040) | — |
| Net | $ 202,956 | $ — |
|  |  |  |
| Lease Liability: |  |  |
| Initial measurement of liability | 241,996 | — |
| Interest portion of lease payments | 13,696 | — |
| Less lease payments | (38,400) | — |
|  | $ 217,292 | $ — |

Rent expense for the years ended December 31, 2025 and 2024 is as follows:

|  | Twelve Months Ended December 31, 2025 | Twelve Months Ended December 31, 2024 |
|---|---|---|
|  |  |  |
| Alhambra CA | $ 12,000 | $ — |
| Fremont CA: |  |  |
| Reimer sublease | 30,000 | 27,500 |
| BP Pacific lease – minimum lease payments (straight-line) | 52,736 | — |
| BP Pacific lease – additional rent (CAM) | 18,144 | — |
| Equipment and storage rental | 7,418 |  |
| Total | $ 120,298 | $ 27,500 |

Future minimum payments under our long-term lease are as follows:

| Year ended December 31, 2026 | $ 93,773 |
|---|---|
| Year ended December 31, 2027 | 96,586 |
| Year ended December 31, 2028 | 57,523 |

## 5.     Patent Agreement

As stated in Note 1, on May 1, 2023 we entered into the Patent Agreement with Proto, the owner of certain patent rights and know-how for the development of materials to use in the production of advanced semiconductors and other similar products ("Licensed Products"). Under this agreement Proto granted Mivium an exclusive, worldwide, royalty-free, perpetual, transferable, sublicensable license in consideration for equity interests in Mivium previously issued to Proto. The license allows Mivium to make, have made, use, offer for sale, sell and import the Licensed Products, all as specified in the Patent Agreement. As stated in Note 1, we are in the process of raising capital to be used in the research and development of the Licensed Products as well as for the construction or acquisition of a manufacturing facility for their production.

## 6.     Related Party Transactions

As of December 31, 2025 and 2024, our indebtedness to related parties was as follows:

| | December 31, 2025 | | December 31, 2024 | |
|---|---|---|---|---|
| **Interest bearing (principal plus accrued interest):** | | | | |
| Elite Tuner, Inc. (owned by Eric Tsai, our CEO) | $ | 285,444 | $ | 450,800 |
| Rick Qiu, Senior Vice President ("Senior VP") | | 41,735 | | — |
| Total | $ | 327,179 | $ | 450,800 |
| | | | | |
| **Non-interest bearing:** | | | | |
| Hongjie Qiu, Chief Products Officer ("CPO"): | | | | |
| Hongjie Qiu, former owner of Proto | $ | 11,522 | $ | 11,522 |
| HJQ Technology LLC | | — | | 40,000 |
| Rick Qiu: | | | | |
| Rick Qiu | | — | | 39,747 |
| RQ Industries LLC | | — | | 25,000 |
| Total | $ | 11,522 | $ | 116,269 |

*Eric Tsai*

Effective April 1, 2022, we entered into a pre-incorporation Consulting Services Agreement with Elite Turner, Inc., a company owned by Eric Tsai, our CEO, and agreed to pay Mr. Tsai a monthly fee of $10,000 for the performance of his services. On March 21, 2024, the amounts owed to Elite Turner totaling $363,995 were converted to a note payable, with interest at 5% per annum.

Interest expense under the note payable to Elite Tuner for the years ended December 31, 2025 and 2024 amounted to $16,645 and $14,280, respectively. During the year ended December 31, 2024, Elite Turner advanced $140,000 to our Company and for the year ended December 31, 2025, made principal payments on the note payable totaling $182,000.

The agreement with Elite Turner was terminated effective September 30, 2024 and effective October 1, 2024, we entered into a Consulting Agreement with Upside Consulting Group LLC, a company also owned by Eric Tsai. The agreement has an initial term of one year after which it is automatically renewed on a month-to-month basis until terminated by either party on thirty (30) days written notice. As part of the Upside agreement, we appointed Mr. Tsai as our CEO for no consideration other than the consideration to be provided to Upside pursuant to the terms set forth in the consulting agreement. In consideration for services rendered, we agreed to pay Upside an annual base amount of $180,000 or $15,000 per month.

*Rick Qiu*

The amount owed directly to Rick Qiu as of December 31, 2024 represents accrued but unpaid expenses. On January 1, 2025, the amounts owed to Rick Qiu totaling $39,747 were converted to a note payable, with interest at 5% per annum. During the year ended December 31, 2025, we recorded interest expense of $1,987 in connection with this note which remains unpaid.

On October 1, 2024, we entered into a Consulting Agreement with RQ Industries LLC ("RQ Industries") and Rick Qiu, to engage RQ Industries to provide consulting services to us. The agreement has an initial term of one year after which it is automatically renewed on a month-to-month basis until terminated by either party on thirty (30) days written notice. As part of the engagement, we appointed Rick Qiu as our Senior VP for no consideration other than the consideration to be provided to RQ Industries pursuant to the terms set forth in the consulting agreement. In consideration for services rendered, we agreed to pay RQ Industries an annual base amount of $108,000. Effective April 15, 2025, the board of directors approved an increase in RQ Industries' compensation to $132,000 per year. As of December 31, 2025 and 2024, all amounts owed to RQ Industries under this agreement have been paid. On December 16, 2024, the board of directors approved a one-time bonus payable to RQ Industries in the amount of $30,000. As of December 31, 2024, $25,000 of the bonus was still payable, all of which was paid during the year ended December 31, 2025.

*Hongjie Qiu*

The amount owed directly to Hongjie Qiu as of December 31, 2025 and 2024 represents accrued but unpaid expenses, which amount has been paid in 2026.

On October 1, 2024, we entered into a Consulting Agreement with HJQ Technology LLC ("HJQ Technology") and Hongjie Qiu, to engage HJQ Technology to provide consulting services to us. The agreement has an initial term of one year after which it is automatically renewed on a month-to-month basis until terminated by either party on thirty (30) days written notice. As part of the engagement, we appointed Hongjie Qiu as our CPO for no consideration other than the consideration to be provided to HJQ Technology pursuant to the terms set forth in the consulting agreement. In consideration for services rendered, we agreed to pay HJQ Technology an annual base amount of $180,000. As of December 31, 2025 and 2024, all amounts owed to HJQ Technology under this agreement have been paid. On December 16, 2024, the board of directors approved a one-time bonus payable to HJQ Technology in the amount of $48,000. As of December 31, 2024, $40,000 of the bonus was still payable, all of which was paid during the year ended December 31, 2025.

### 7.      SAFE Instrument

During the periods ended December 31, 2024 and 2023, we issued convertible securities to accredited investors in exchange for $155,000 and $1,088,330 (the "Purchase Price"), respectively. The Securities are classified as Simple Agreement for Future Equity ("SAFE"). The SAFE Instruments bear no interest. The SAFEs were issued, as amended, with a Valuation Cap of $15,000,000 and a Discount Rate of 75%. The SAFE Instruments were convertible upon the occurrence of either an equity event, a liquidity event or a future dissolution event, whichever occurred soonest.

Based on our evaluation of the characteristics of the SAFEs, which contain both debt and equity-like features, we have determined that the SAFE securities should be classified as a liability. As such, we have reflected the carrying value of the SAFE securities as a current liability on our balance sheet upon issuance.

As noted in Note 1, we completed the Offering during the year ended December 31, 2025, which Offering constituted an equity event under the terms of the SAFE Instruments. As a result, the SAFE Instruments were converted into 17,911,064 shares of our common stock, all in accordance with the provisions of the SAFE agreements.

### 8.      Agreements

*Media Services Advisory Agreement*

On February 19, 2023, we entered into a Media Services and Advisory Agreement with CDMG, Inc. ("CDMG"). Under the agreement, CDMG agreed to offer advisory services in connection with our finance offerings, including introductions to professional consultants and financial publishing institutions with expertise in fundraising. In addition, CDMG agreed to advise us with respect to investment materials and communications. As consideration for these services, we agreed to pay CDMG $1,000,000 in scheduled payments as outlined in the agreement. In addition, we agreed to issue CDMG 0.75% of our outstanding common shares as of the date of the agreement, or 1,250,000 shares.

Because CDMG performed the required services with respect to the Offering, we agreed to issue them the 1,250,000 shares of common stock but have not yet come to an agreement regarding a final cash installment payment of $166,667, which amount is still outstanding. During the year ended December 31, 2024, we valued the shares owed to CDMG at $125, which is equal to $0.0001 per share representing the value of our common stock at the date of the CDMG agreement, and have recorded this amount as a component of the Offering costs. The shares are reflected as "to be issued" on the Balance Sheets as of December 31, 2025 and 2024. In addition, we have reflected the final cash installment of $166,667 in accounts payable until we reach a final settlement with CDMG.

*Consulting Agreement - Calabrian*

On March 1, 2024, we entered into a Consulting Agreement with Calabrian Capital LLC ("Calabrian") and Ginetto Addiego, to engage Calabrian to provide consulting services to us. The agreement has an initial term of one year after which it is automatically renewed for consecutive one-year periods unless terminated by either party on sixty (60) days written notice. As part of the engagement, we appointed Mr. Addiego as our chief operating officer for no consideration other than the consideration to be provided to Calabrian pursuant to the terms and conditions set forth in the consulting agreement. In consideration of Calabrian's services rendered, we agreed to pay Calabrian an annual base amount of $150,000. Effective April 1, 2025, we agreed to increase the payments to Calabrian to an annual base amount of $300,000.

In addition, we agreed to issue Calabrian 20,000,000 restricted shares of our common stock as equity retention compensation, which shares were issued effective March 1, 2024. We valued the equity retention shares at $0.0034 per share based on a third-party valuation. We also agreed to grant a restricted stock award of 750,000 shares of our common stock to Calabrian on each annual anniversary of the effective date of the consulting agreement. We valued the stock award shares at $0.10 per share based on the fair value of our stock on March 1, 2025. The stock award shares were issued in January 2026 and are reflected as common stock to be issued on our December 31, 2025 Balance Sheet.

During the year ended December 31, 2025, we recorded consulting expense totaling $337,500 in connection with this agreement, consisting of $262,500 in cash compensation and $75,000 in share-based compensation. During the year ended December 31, 2024, we recorded consulting expense totaling $193,100 in connection with this agreement, consisting of $125,100 in paid and accrued cash compensation and $68,000 in share-based compensation.

*Consulting Agreement - CVD*

On March 1, 2024, we entered into a Consulting Agreement with CVD Enterprises, LLC ("CVD") and Chandra Deshpandey, to engage CVD to provide consulting services to us. The agreement has an initial term of one year after which it is automatically renewed for consecutive one-year periods unless terminated by either party on sixty (60) days written notice. As part of the engagement, we appointed Mr. Deshpandey as our Chief Technology Officer ("CTO") for no consideration other than the consideration to be provided to CVD pursuant to the terms set forth in the consulting agreement. In consideration for CVD's services rendered, we agreed to pay CVD an annual base amount of $300,000.

In addition, we agreed to issue CVD 20,000,000 restricted shares of our common stock as equity retention compensation, which shares were issued effective March 1, 2024. We valued the equity retention shares at $0.0034 per share based on a third-party valuation. We also agreed to grant a restricted stock award of 750,000 shares of our common stock to CVD on each annual anniversary of the effective date of the consulting agreement. We valued the stock award shares at $0.10 per share based on the fair value of our stock on March 1, 2025. The stock award shares were issued in January 2026 and are reflected as common stock to be issued on our December 31, 2025 Balance Sheet.

During the year ended December 31, 2025, we recorded consulting expense totaling $375,000 in connection with this agreement, consisting of $300,000 in cash compensation and $75,000 in share-based compensation. During the year ended December 31, 2024, we recorded consulting expense totaling $318,000 in connection with this agreement, consisting of $250,000 in paid and accrued cash compensation and $68,000 in share-based compensation.

*GoBigWeb Termination Agreement*

Effective April 1, 2022, we entered into a pre-incorporation Consulting Services Agreement with GoBigWeb, dba OnDemand Business Software, Inc., a company owned by Derek Cahill, our former COO. During 2023 Mr. Cahill was terminated, and on December 15, 2023, we entered into a Separation Agreement and Release with GoBigWeb and Mr. Cahill. Under the agreement, it was agreed by the parties that the total amount owed to GoBigWeb was $100,000 which shall be paid, without interest, no later than twelve months after our Company receives funding via our 2024 capital raise. We paid the entire amount owed in June 2025.

*Developer Agreement*

Effective February 6, 2024, we entered into an agreement with TRU Development LLC ("TRU"). Under the agreement, TRU agreed to assist us in negotiating the purchase of 12.31 acres of vacant land located in the Tahoe Reno NV Industrial Center for the purpose of constructing a manufacturing facility to produce the Licensed Products. In addition, TRU will assist in the development of a business plan for the Project, help find consultants to design the Project and assist us in obtaining debt and/or equity financing. During the years ended December 31, 2025 and 2024, we recorded consulting expense of zero and $93,410, respectively in connection with this agreement.

**9.     Common Stock**

*Amendment to Articles of Incorporation*

On March 21, 2024, we amended our Articles of Incorporation to increase our authorized common shares to 500,000,000 and to allow for the issuance of 50,000,000 shares of preferred stock.

*Preferred Stock*

Shares of preferred stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Corporation or its designees. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or - 1 restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware. There are currently no preferred shares issued and outstanding.

*Common Stock*

Each holder of common stock, as such, shall be entitled to one vote for each share of common stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, holders of common stock, as such, shall not be entitled to vote on any amendment to our Articles of (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our Articles of Incorporation.

Shortly after our formation, we issued our Founders a total of 166,666,666 shares of our $0.0001 par value common stock. Four of our Founders paid par value for their shares in the period ended December 31, 2022 and one of the Founders made his payment in the period ended December 31, 2023. As of December 31, 2025 and 2024, there were 274,572,916 and 206,666,666, respectively, shares of our common stock issued and outstanding.

*Crowdfunding Offering*

As stated in Note 1, on September 4, 2024, we entered into the Offering with Equifund CF under which Equifund CF agreed to act as our exclusive intermediary fund portal in connection with the Offering. The shares of our common stock being offered are not registered with the Securities and Exchange Commission. During the year ended December 31, 2024, gross proceeds received from the Offering totaled $2,734,287 from the sale of 27,342,866 shares at $0.10 per share. After deducting direct offering costs paid to Equifund CF and the escrow agent, we received proceeds in the amount of $2,468,721 through December 31, 2024 representing 27,342,866 shares to be issued. In addition, as of December 31, 2024, there was investor cash in Equifund CF's escrow account, net of amounts owed to Equifund CF, in the amount of $805,334 representing an additional 8,850,378 common shares to be issued.

During the year ended December 31, 2025, our Company completed the Offering. Total shares sold in the Offering were 49,995,188 shares at $0.10 per share for total gross proceeds of $4,999,519. After deducting fees related to the Offering, we received cash proceeds totaling $4,516,047, $2,047,326 of which were received in 2025.

*Share-based Compensation – Common Stock Issued for Services*

As disclosed in Note 8, during the year ended December 31, 2025, we became obligated to issue 750,000 common shares to each of Calabrian and CVD (total of 1,500,000 shares) in connection with their consulting agreements. During the year ended December 31, 2024, we issued 20,000,000 common shares to each of Calabrian and CVD (total of 40,000,000 shares) in connection with their Consulting Agreements.

*Share-based Compensation – Stock Option*

On February 7, 2024, we granted an option to Sid Bahuguna to purchase 500,000 shares of our common stock. The option was granted in lieu of and in replacement for $50,000 owed to Mr. Bahuguna as compensation for consulting services he performed under a February 2023 consulting services agreement. We valued the stock option as of the grant date at $1,693 using the Black-Scholes option pricing model. The assumptions used in determining the fair value of the stock option were as follows:

| | |
|---|---|
| Expected term in years | 5 years |
| Stock price | $0.0034 per share |
| Risk-free interest rate | 4.06% |
| Annual expected volatility | 300.0% |
| Dividend yield | 0.00% |

On May 5, 2025, we granted an option to a service provider to purchase 500,000 shares of our common stock. We valued the stock option as of the grant date at $49,964 using the Black-Scholes option pricing model. The assumptions used in determining the fair value of the stock option were as follows:

| | |
|---|---|
| Expected term in years | 5 years |
| Stock price | $0.10 per share |
| Risk-free interest rate | 4.04% |
| Annual expected volatility | 300.0% |
| Dividend yield | 0.00% |

*Remaining term:* The remaining term is based on the remaining contractual term of the option.

*Stock price:* For the option granted in 2024, due to there being no arms-length trading data for our common stock, we used the stock price resulting from a third-party valuation. For the option granted in 2025, we used the price of our common stock sold in our Offering.

*Risk-free interest rate:* We use the risk-free interest rate of a U.S. Treasury Bill with a similar term on the date of the option grant.

*Volatility:* Due to there being no arms-length trading data for our common stock, we estimated the expected volatility of the stock price using volatilities of companies similar to ours.

*Dividend yield:* We use a 0% expected dividend yield as we have not paid dividends to date and do not anticipate declaring dividends in the near future.

For the option granted in 2024 to Mr. Bahuguna, we have accounted for the issuance of the stock option in accordance with ASC 470-50-40-3 whereby we de-recognized the value of the old debt and recognized the value of the new equity instrument, with the difference in values treated as a gain on extinguishment of debt in the amount of $48,306.

Activity related to the stock option is as follows:

| | Shares | | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life in Years | Aggregate Intrinsic Value |
|---|---|---|---|---|---|
| Outstanding, December 31, 2023 | — | $ | | | |
| Granted during the year ended December 31, 2024 | 500,000 | $ | 0.10 | | |
| Outstanding, December 31, 2024 | 500,000 | $ | 0.10 | | |
| Granted during the year ended December 31, 2025 | 500,000 | $ | 0.10 | | |
| Outstanding, December 31, 2025 | 1,000,000 | $ | 0.10 | | |
| Exercisable, end of period | 1,000,000 | $ | 0.10 | 3.7 | $ 0 |

*Equity Incentive Plan*

On March 12, 2024, our board approved the adoption of the 2024 Equity Incentive Plan (the "EIP"), as amended. The EIP allows for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted awards, performance share awards, and performance compensation awards. The number of shares available for grant under the EIP shall be 65,000,000 shares of common stock. Persons eligible for grants are employees, consultants and directors of our Company and its affiliates and such other individuals designated by our compensation committee who are reasonably expected to become employees, consultants and directors after receiving the awards.

## 10.    Income Taxes

As of December 31, 2025, we had net operating loss carry forwards, on a book basis, of $4,137,053 that may be available to reduce various future years' Federal taxable income through 2045. Net operating losses may be limited as a result of possible changes in business. Future tax benefits resulting from these losses have not been recognized in the accompanying financial statements, as their realization is determined not likely to occur. Accordingly, we have recorded a valuation allowance for the deferred tax asset relating to the net operating loss carry forwards. Net operating losses will begin to expire in 2042.

The following table presents the current income tax provision for federal and state income taxes for the periods ended December 31, 2025 and 2024:

|  | Year Ended December 31, 2025 | | Year Ended December 31, 2024 | |
| --- | --- | --- | --- | --- |
| Current tax provisions: | | | | |
| Federal | $ | – | $ | – |
| State | | – | | – |
| Total provision for income taxes | $ | - | $ | - |

Reconciliation of the U.S. federal statutory rate to the actual tax rate for the periods ended December 31, 2025 and 2024:

|  | Twelve Months Ended December 31, 2025 | Twelve Months Ended December 31, 2024 |
| --- | --- | --- |
| US federal statutory income tax rate | 21.0% | 21.0% |
| State income tax, net of federal benefit | 7.0% | 7.0% |
| Permanent differences | -0.1% | -0.1% |
| Increase in valuation reserve | 27.9% | 27.9% |
| Total provision for income taxes | –% | –% |

The components of our deferred tax assets (liabilities) as of December 31, 2025 and 2024 consisted of the following:

|  | December 31, 2025 | | December 31, 2024 | |
| --- | --- | --- | --- | --- |
| Property and equipment | $ | (609) | $ | (609) |
| Share-based compensation | | 474 | | 474 |
| Net operating loss carry forwards | | 1,157,828 | | 529,017 |
| Less: valuation allowance | | (1,157,693) | | (528,882) |
| Net deferred tax assets | $ | – | $ | – |

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences will become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The Company has recorded a full valuation allowance against its net deferred tax assets because management has determined that it is more likely than not that these assets will not be realized.

**11.     Subsequent Events**

Subsequent to December 31, 2025:

- On February 6, 2026, we commenced a private placement offering of up to 16,666,667 shares of its common stock at a price of $0.12 per share, for maximum gross proceeds of $2,000,000. The offering is being conducted on a best-efforts basis without a minimum offering amount and is being made exclusively to accredited investors pursuant to Rule 506(b) of Regulation D under the Securities Act of 1933. To date, we have sold 14,996,940 shares of common stock in this offering, for gross proceeds of $1,799,632.